SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              ---------------
                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                         (Amendment No.          )

                       Michigan National Corporation
                              (Name of issuer)


                   Common Stock, par value $10 per share
                       (Title of class of securities)

                                 594563108
                               (CUSIP number)


                              Mr. D. M. Bruce
                              National Australia Bank Limited
                              Level 24
                              500 Bourke Street
                              Melbourne, Victoria 3000,
                              Australia
                              011-613-641-3668

                              With a copy to:
                              B. Robbins Kiessling, Esq.
                              Cravath, Swaine & Moore
                              Worldwide Plaza
                              825 Eighth Avenue
                              New York, N.Y. 10019
                              (212) 474-1000

               (Name, address and telephone number of person
             authorized to receive notices and communications)

                              February 4, 1995
          (Date of events which require filing of this statement)


        If  the filing  person  has  previously  filed a  statement  on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the statement [x].

                           (Page 1 of 101 Pages)


                   Exhibit Index is on page 18 of this filing.

           CUSIP No.                13D                         594563108


      1  NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         National Australia Bank Limited

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
                                                              (b) [ ]

      3  SEC USE ONLY


      4  SOURCE OF FUNDS
               WC, OO

      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)


      6  CITIZENSHIP OR PLACE OF ORGANIZATION
               Australia

        NUMBER OF    7   SOLE VOTING POWER
          SHARES            - 0 -
       BENEFICIALLY
      OWNED BY EACH  8   SHARED VOTING POWER
        REPORTING           2,633,502 (when and if option exercised)
       PERSON WITH
                     9   SOLE DISPOSITIVE POWER
                            - 0 -
                     10  SHARED DISPOSITIVE POWER
                            2,633,502 (when and if option exercised)

      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
               2,633,502 (option to acquire)

      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          [ ]

      13  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
                                           16.6%
      14  TYPE OF REPORTING PERSON
                                           HC (BK)

           CUSIP No.                13D                       594563108


      1  NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MNC Acquisition Co.
         I.R.S. Employer Identification Number:

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
                                                              (b) [ ]

      3  SEC USE ONLY


      4  SOURCE OF FUNDS                    AF

      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

      6  CITIZENSHIP OR PLACE OF ORGANIZATION
               Michigan

        NUMBER OF   7    SOLE VOTING POWER
         SHARES             - 0 -
      BENEFICIALLY
        OWNED BY    8    SHARED VOTING POWER
          EACH              2,633,502 (when and if option exercised
        REPORTING           by NAB)
       PERSON WITH
                    9    SOLE DISPOSITIVE POWER
                            - 0 -

                    10   SHARED DISPOSITIVE POWER
                            2,633,502 (when and if option exercised
                            by NAB)

      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
               2,633,502 (option of NAB to acquire)

      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          [ ]

      13  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
                                           16.6%

      14  TYPE OF REPORTING PERSON
                                           CO

     Item 1.   Security and Issuer.

          This Statement relates to an option to purchase shares of Common Stock, par value $10 per share ("Common Stock"), of Michigan National Corporation (the "Issuer"). The address of the Issuer's principal executive offices is 27777 Inkster Road, Farmington Hills, Michigan 48334.

     Item 2.   Identity and Background.

          (a)-(c) and (f). This Statement is being filed on behalf of each of National Australia Bank Limited, a bank organized under the laws of Australia ("NAB"), and MNC Acquisition Co., a wholly owned subsidiary of NAB incorporated under the laws of the State of Michigan ("Sub"), pursuant to the agreement to such effect of NAB and Sub a copy of which is attached as an exhibit hereto and incorporated herein by reference. The address of the principal business and principal office of each of NAB and Sub is Level 24, 500 Bourke Street, Melbourne,
     Victoria 3000, Australia.

          The names, business addresses, principal occupations and citizenship of the directors and executive officers of NAB and Sub are set forth on Annex A hereto and are incorporated herein by reference.

          (d) and (e). During the last five years, NAB has not and, to the best knowledge of NAB, the executive officers and directors of NAB have not (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          Sub was incorporated on February 2, 1995. Since the date of its formation, Sub has not and, during the last five years to the best knowledge of Sub, the executive officers and directors of Sub have not (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     Item 3.   Source and Amount of Funds or Other Consideration.

          On February 4, 1995, NAB, Sub and the Issuer entered into a Stock Option Agreement (the "Stock Option Agreement"), a copy of which is attached as an exhibit hereto and incorporated herein by reference. Execution and delivery of the Stock Option Agreement by the Issuer was a condition to the Agreement and Plan of Merger dated as of February 4, 1995, among NAB, Sub and the Issuer (the "Merger Agreement"), a copy of which is attached as an exhibit hereto and incorporated herein by reference.

          Pursuant to the Stock Option Agreement, the Issuer has granted to NAB, an option (the "Option") to purchase up to 2,633,502 shares of Common Stock, or such greater number as shall at the time equal 19.9% of the then outstanding shares of Common Stock (without giving effect to the issuance of shares of Common Stock pursuant to the exercise of the Option), subject to anti-dilution adjustments and certain other limitations set forth therein, at a purchase price of $89.00 per share.

          Pursuant to Section 3 of the Stock Option Agreement, which is incorporated herein by reference, the Option is exercisable in whole or in part at any time after the occurrence of an "Acquisition Event", defined in Section 5.07(b) of the Merger Agreement, which is incorporated herein by reference, as any of (i) any person or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), other than NAB or any of its subsidiaries, having acquired beneficial ownership (including pursuant to the acquisition of options) of 20% or more of any class of equity securities of the Issuer or any of its subsidiaries or having received approval from the Federal Reserve Board to acquire such ownership or (ii) the Issuer or Michigan National Bank ("MNB") having authorized, recommended, proposed or publicly announced an intention to authorize, recommend or propose, or having amended its shareholder rights agreement to facilitate, or having entered into, an agreement with any person (other than NAB or any of its subsidiaries) to (w) effect a merger, consolidation, business combination, sale of substantially all assets, or similar transaction involving the Issuer or MNB, (x) sell, lease or otherwise dispose of assets of the Issuer or its subsidiaries representing 15% or more of the consolidated assets of the Issuer and its subsidiaries, (y) issue, sell or otherwise dispose of securities representing 20% or more of any class of equity securities of the Issuer or any of its subsidiaries or (z) have such person effect a tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Issuer or any of its subsidiaries. The exercise and purchase of shares of Common Stock pursuant to the Option is subject to compliance with applicable laws, including the Bank Holding Company Act of 1956, as amended.

          Pursuant to Section 3 of the Stock Option Agreement, the Option (but not the rights set forth in Sections 8, 9 and 10 of the Stock Option Agreement, described under Items 5 and 6) terminates upon the earliest of (i) the effective time of the merger of Sub and the Issuer (described under Item 4), (ii) upon termination of the Merger Agreement under
     Section 7.01 thereof (other than for any of the reasons described in clause (iii) below) or (iii) 18 months after termination of the Merger Agreement (x) by either party under Section 7.01(c) or (d) thereof, (y) by NAB under
     Section 7.01(b)(ii) thereof or (z) by the Issuer under
     Section 7.01(b)(iv) thereof under circumstances where NAB could effect termination pursuant to Section 7.01(c) thereof (each of the foregoing provisions of the Merger Agreement being incorporated herein by reference).

          In the event NAB acquires shares of Common Stock pursuant to the Stock Option Agreement, it is currently anticipated that the funds required to purchase such shares would be provided from NAB's working capital or by borrowings from a source yet to be determined.

     Item 4.   Purpose of Transaction.

          The grant of the Option, exercisable only in certain circumstances, to acquire shares of Common Stock, was a condition to the execution of the Merger Agreement pursuant to which Sub will, subject to certain conditions being satisfied or waived as set forth in Article VI of the Merger Agreement, which is incorporated herein by reference, be merged with and into the Issuer (the "Merger"), and the separate corporate existence of Sub will cease and the Issuer will continue as the surviving corporation (the "Surviving Corporation"). Upon the effectiveness of the Merger, (i) each issued and outstanding share of Common Stock (other than certain shares of Common Stock owned by the Issuer, any subsidiary of the Issuer, NAB, Sub or any other subsidiary of NAB, which shares will be automatically cancelled and retired) will be converted into the right to receive U.S. $110.00 in cash, without interest, from the Surviving Corporation and (ii) each issued and outstanding share of capital stock of Sub will be converted into and become one fully paid and nonassessable share of common stock, par value U.S. $.01 per share, of the Surviving Corporation. As a result of such conversion, the Issuer will become a wholly-owned subsidiary of NAB, and all shares of Common Stock will be delisted from Nasdaq and will not be listed on any national securities exchange or quoted in any inter-dealer quotation system.

          The Merger Agreement provides that the directors of Sub at the effective time of the Merger (which may include some or all of the current directors of the Issuer) will initially be the directors of the Surviving Corporation and the executive officers of the Issuer immediately prior to the effectiveness of the Merger, along with any other designees of NAB, will initially be the executive officers of the Surviving Corporation.

     Item 5.   Interest in Securities of the Issuer.

          (a) and (b). Pursuant to the Option, NAB has the right, exercisable only in certain circumstances as described under Item 3 above, to acquire up to 2,633,502 shares of Common Stock, or such greater number as shall at the time equal 19.9% of the then outstanding shares of Common Stock (without giving effect to the issuance of shares of Common Stock pursuant to the exercise of the Option), subject to antidilution adjustments and certain other limitations set forth therein. Such amount would currently represent 16.6% of the class (based upon the 13,233,678 outstanding shares of Common Stock as of the close of business on February 3, 1995, and after giving effect to the issuance of 2,633,502 shares of Common Stock pursuant to the exercise of the Option). When and if NAB acquires such shares, it (and Sub, if the shares are registered in the name of Sub) will have sole (or shared, if the shares are registered in the name of Sub) voting and investment power with respect thereto, subject to certain transfer restrictions and rights of the Issuer set forth in Sections 4, 9 and 11 of the Stock Option Agreement and to certain other limitations set forth in Section 21 of the Stock Option Agreement, all of which provisions are incorporated herein by reference. NAB and Sub each disclaim beneficial ownership of such shares.

          Other than the Option described above, none of NAB, Sub or any other subsidiary of NAB beneficially owns any shares of Common Stock. To the best knowledge of NAB, none of NAB's directors or executive officers beneficially owns any shares of Common Stock. To the best knowledge of Sub, none of Sub's directors or executive officers beneficially owns any shares of Common Stock.

          (c) Except for the acquisition of the Option and as described in the next sentence, there have been no transactions in shares of Common Stock by NAB, or, to the best knowledge of NAB, by any of NAB's directors or executive officers, during the past 60 days. Disclosed on Annex B hereto which is incorporated herein by reference are transactions in shares of Common Stock during the past
     60 days by National Australia Bank Superannuation Plan Pty. Ltd., a pension fund established for the benefit of employees of NAB (the "Pension Fund"). Such transactions are disclosed because the trustees of the Pension Fund, which trustees have the power to cause the acquisition and disposition of Pension Fund investments, include certain directors and executive officers of NAB. NAB and Sub each disclaim beneficial ownership of such shares. There have been no transactions in shares of Common Stock by Sub, or, to the best knowledge of Sub, by any of Sub's directors or executive officers, during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

     Item 6.   Understandings or Relationships with Respect to
               Securities of the Issuer.

          Other than the Merger Agreement described in response to Item 4 (which response is incorporated herein by reference) and the Stock Option Agreement certain provisions of which are described in response to Item 3 (which response is incorporated herein by reference), there are no contracts, arrangements, understandings or relationships
     (i) between NAB and any other person, or, to the best knowledge of NAB, among any of NAB's directors and executive officers or between any of NAB's directors and executive officers and any other person, with respect to securities of the Issuer or (ii) between Sub and any other person, or, to the best knowledge of Sub, among any of Sub's directors and executive officers or between any of Sub's directors and executive officers and any other person, with respect to securities of the Issuer.

          Set forth below is a description of additional selected provisions of the Stock Option Agreement.

          Pursuant to Section 8 of the Stock Option Agreement, which is incorporated herein by reference, NAB has the option to cause the Issuer to repurchase the Option and any shares of Common Stock purchased by NAB pursuant to the Option, upon the terms set forth in such Section 8 and subject to certain limitations set forth in the Stock Option Agreement, at any time during (i) the period during which the Option is exercisable (as described in response to Item 3) or (ii) the period of 30 business days immediately following the failure to receive certain regulatory approvals in respect of the exercise of the Option.

          Pursuant to Section 10 of the Stock Option Agreement, which is incorporated herein by reference, NAB has been granted certain registration and listing rights in respect of securities to be acquired upon exercise of the Option.

          Pursuant to Section 7 of the Stock Option Agreement, which is incorporated herein by reference, upon certain mergers, consolidations or sale of substantially all of the assets of the Issuer (other than with or to NAB or Sub or any other subsidiary of NAB), the Option will be converted into or exchanged for an option in respect of common stock of the "Acquiring Corporation" (as defined therein) or any person that controls the Acquiring Corporation.

          The foregoing summary of the terms of the Merger Agreement and the Stock Option Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and the Stock Option Agreement, copies of which are attached as exhibits hereto.

     Item 7.   Material to be Filed as Exhibits.
          (a)  Agreement of NAB and Sub dated the date hereof.

          (b) Agreement and Plan of Merger dated as of February 4, 1995, among NAB, Sub and the Issuer.

          (c)  Stock Option Agreement dated as of February 4,
        1995, among NAB, Sub and the Issuer.

                            Signature

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                              National Australia Bank Limited,
                              an Australian corporation,

     Dated:  02/13/95         By: /s/ Bruce Sinclair McComish
                                  -------------------------------
                                  Name:  Bruce Sinclair McComish
                                  Title: Chief Financial Officer

                            Signature

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                              MNC Acquisition Co.,
                              a Michigan corporation,


     Dated:  02/13/95         By: /s/ Bruce Sinclair McComish
                                  ------------------------------
                                   Name:  Bruce Sinclair McComish
                                   Title: Chairman, President and
                                          Chief Executive Officer

                                                          ANNEX A
                        IDENTITY AND BACKGROUND

   Following are the names, business addresses, principal occupations and citizenships of the Directors and Executive Officers of NAB.


                                                Principal
      Name & Position       Business Address    Occupation         Citizenship

  William Robert Mitchel   National Australia   Chairman, NAB      Australian
  Irvine                   Bank Limited
  Director                 500 Bourke Street
                           MELBOURNE VIC 3000
                           AUSTRALIA

  Brian Thorley Loton AC   The Broken Hill      Vice Chairman,     Australian
  Director                 Proprietary Company  NAB
                           Limited              Chairman, The
                           600 Bourke Place,    Broken Hill
                           49th Floor           Proprietary
                           MELBOURNE VIC 3000   Company Limited
                           AUSTRALIA            (exploration,
                                                mining and
                                                manufacturing)

  David Kennedy            National Australia   Vice Chairman,     Australian
  Macfarlane               Bank Limited         NAB  Director
                           500 Bourke Street
                           MELBOURNE VIC 3000
                           AUSTRALIA

  Donald Robert Argus      National Australia   Chief Executive    Australian
  Director and             Bank Limited         Officer, NAB
  Executive Officer        500 Bourke Street
                           MELBOURNE VIC 3000
                           AUSTRALIA

  David Charles Keith      Woodside Petroleum   Managing           British
  Allen AO                 Limited              Director,
  Director                 386 Bourke Street,   Woodside
                           40th Floor           Petroleum
                           MELBOURNE VIC 3000   Limited
                           AUSTRALIA            (oil and gas
                                                exploration)

  Peter John Waraker       O'Connell Street     Chairman, Email    Australian
  Cottrell AO              Association Pty      Limited
  OBE                      Ltd.                 (whitegoods
  Director                 2 O'Connell Street,  manufacturer)
                           6th Floor
                           SYDNEY NSW 2000
                           AUSTRALIA

                                                Principal
      Name & Position       Business Address    Occupation         Citizenship

  Dr. Christopher          North Limited        Chairman, North    British
  Michael Deeley           7th Floor, 476 St.   Limited
  Director                 Kilda Road           (industrial and
                           MELBOURNE VIC 3000   mining
                           AUSTRALIA            operations)

  David Alexander Tange    National Australia   Director, NAB      Australian
  Dickins                  Bank Limited
  Director                 500 Bourke Street
                           MELBOURNE VIC 3000
                           AUSTRALIA

  The Lord Nickson KBE     Clydesdale Bank PLC  Director           British
  DL                       30 St. Vincent       Clydesdale Bank
  Director                 Place                PLC (NAB)
                           GLASGOW G12HL
                           SCOTLAND

  Mark Richard Rayner      CRA Limited          Director and       Australian
  Director                 55 Collins Street,   Group
                           35th Floor           Executive, CRA
                           MELBOURNE VIC 3000   Limited
                           AUSTRALIA            (mining and
                                                processing of
                                                mineral
                                                resources)

  Joseph Charles           National Australia   Director, NAB      Australian
  Trethowan AM             Bank Limited
  Director                 500 Bourke Street
                           MELBOURNE VIC 3000
                           AUSTRALIA

  Andrew Turnbull          Burns Philip &       Chairman, Burns    Australian/
  Director                 Company Limited      Philip & Company   British
                           7 Bridge Street      Limited
                           SYDNEY NSW 2000      (manufacturing
                           AUSTRALIA            of food
                                                ingredients,
                                                hardware,
                                                retailing and
                                                shipping)

  Sir Bruce Dunstan        MIM Holdings         Chairman and       Australian
  Watson                   Limited              Chief Executive,
  Director                 410 Anne Street,     MIM Holdings
                           1st Floor            Limited
                           BRISBANE QLD 4000    (international
                           AUSTRALIA            metal and
                                                mineral
                                                processing)

                                                Principal
      Name & Position       Business Address    Occupation         Citizenship

  Allan William Diplock    National Australia   Chief General      Australian
  Executive Officer        Bank Limited         Manager,
                           500 Bourke Street    Australian Bank
                           MELBOURNE VIC 3000   of NAB
                           AUSTRALIA

  Robert Malcolm Charles   Bank of New Zealand  Managing           Australian
  Prowse                   BNZ Centre, 1        Director,
  Executive Officer        Willis Street        Bank of New
                           WELLINGTON           Zealand (NAB)
                           NEW ZEALAND

  John Kelvin Dawson       National Australia   Managing           Australian
  Executive Officer        Group (UK) Limited   Director,
                           6-8 Tokenhouse Yard  National
                           LONDON EC2R 7AJ      Australia Group
                                                (UK) Limited
                                                (NAB)

  Bruce Sinclair           National Australia   Chief Financial    New
  McComish                 Bank Limited         Officer, NAB       Zealander
  Executive Officer        500 Bourke Street
                           MELBOURNE VIC 3000
                           AUSTRALIA

  Clifford William         National Australia   Group General      Australian
  Breeze                   Bank Limited         Manager
  Executive Officer        500 Bourke Street    Asia, Americas,
                           MELBOURNE VIC 3000   Subsidiaries &
                           AUSTRALIA            Technology, NAB

  Roland Frank Matrenza    National Australia   Group General      Australian
  Executive Officer        Bank Limited         Manager
                           500 Bourke Street    Group Strategic
                           MELBOURNE VIC 3000   Development, NAB
                           AUSTRALIA

  Leslie Raymond Ryan      National Australia   Group General      Australian
  Executive Officer        Bank Limited         Manager
                           500 Bourke Street    Group Risk
                           MELBOURNE VIC 3000   Management, NAB
                           AUSTRALIA

  Gordon John Wheaton      National Australia   Group General      Australian
  Executive Officer        Bank Limited         Manager
                           500 Bourke Street    Group Human
                           MELBOURNE VIC 3000   Resources, NAB
                           AUSTRALIA

   Following are the names, business addresses, principal occupations and citizenships of the Directors and Executive Officers of Sub.


                                          Principal
  Name & Position   Business Address      Occupation           Citizenship

  Bruce Sinclair    National Australia    Chief Financial      New Zealander
  McComish          Bank Limited          Officer, NAB
  Director and      500 Bourke Street
  Executive         MELBOURNE VIC 3000
  Officer           AUSTRALIA

  Raymond Peter     National Australia    Executive Vice       Australian
  McCracken         Bank Limited          President, New York
  Director and      200 Park Avenue       Branch of NAB
  Executive         New York, NY 10166
  Officer

  Alan Frankenburg  National Australia    General Manager,     Australian
  Executive         Bank Limited          South Australia
  Officer           22 King William       Region, NAB
                    Street
                    Adelaide, South
                    Australia

  Richard McKinnon  National Australia    Head of Investment   Australian
  Executive         Bank Limited          and Advisory
  Officer           500 Bourke Street     Services, NAB
                    MELBOURNE VIC 3000
                    AUSTRALIA

                                                                 ANNEX B

               On December 16, 1994, the Pension Fund sold 338 shares of Common Stock for $78.00 per share. On
     December 28, 1994, the Pension Fund sold 462 shares of Common Stock for $74.875 per share. Each trade was settled by Brown Brothers Harriman New York through the Depository Trust Company New York.

                             EXHIBIT INDEX


          Exhibit No.     Description             Page Number

              (a)         Agreement of NAB             19
                          and Sub dated the
                          date hereof.

              (b)         Agreement and Plan           20
                          of Merger dated as
                          of February 4,
                          1995, among NAB,
                          Sub and the
                          Issuer.

              (c)         Stock Option                83
                          Agreement dated as
                          of February 4,
                          1995, among NAB,
                          Sub and the
                          Issuer.

                                      Exhibit (a) to Schedule 13D



     Each of the undersigned hereby agree that the Statement on
     Schedule 13D dated 02/13/95, with respect to the Stock Option Agreement dated as of February 4, 1995, among each of the undersigned and Michigan National Corporation, is filed on behalf of each of them.



                              National Australia Bank
                              Limited,
                              an Australian corporation,


     Dated:  02/13/95         By:  /s/ Bruce Sinclair McComish
                                   ------------------------------
                                   Name:  Bruce Sinclair McComish
                                   Title: Chief Financial Officer



                              MNC Acquisition Co.,
                              a Michigan corporation,


     Dated:  02/13/95         By:  /s/ Bruce Sinclair McComish
                                   ------------------------------
                                   Name:  Bruce Sinclair McComish
                                   Title: Chairman, President and
                                          Chief Executive Officer

                                      Exhibit (b) to Schedule 13D



     ============================================================









                     AGREEMENT AND PLAN OF MERGER



                     Dated as of February 4, 1995


                                 among

           NATIONAL AUSTRALIA BANK LIMITED A.C.N. 004044937,



                          MNC ACQUISITION CO.



                                  and


                     MICHIGAN NATIONAL CORPORATION








     ============================================================

                           TABLE OF CONTENTS

                                                             Page

     Parties and Recitals  . . . . . . . . . . . . . . . . . . . .       1

                               ARTICLE I

                              The Merger

               SECTION 1.01.    The Merger  . . . . . . . . . . . .       2
               SECTION 1.02.    Closing . . . . . . . . . . . . . .       2
               SECTION 1.03.    Effective Time  . . . . . . . . . .       3
               SECTION 1.04.    Effects of the Merger . . . . . . .       3
               SECTION 1.05.    Articles of Incorporation
                                  and By-laws . . . . . . . . . . .       3
               SECTION 1.06.    Directors . . . . . . . . . . . . .       3
               SECTION 1.07.    Officers  . . . . . . . . . . . . .       3
               SECTION 1.08.    Principal Place of Business . . . .       4


                              ARTICLE II

           Effect of the Merger on the Capital Stock of the Constituent Corporations; Exchange of Certificates

               SECTION 2.01.    Effect on Capital Stock . . . . . .       4
               SECTION 2.02.    Exchange of Certificates  . . . . .       5

                              ARTICLE III

                    Representations and Warranties

               SECTION 3.01.    Representations and Warranties of
                                  the Company . . . . . . . . . . .       7
               SECTION 3.02.    Representations and Warranties of
                                  Parent and Sub  . . . . . . . . .      25

                              ARTICLE IV

        Covenants Relating to Conduct of the Company's Business

               SECTION 4.01.    Covenants of the Company  . . . . .      29
               SECTION 4.02.    No Solicitation . . . . . . . . . .      35

                               ARTICLE V

                         Additional Agreements

               SECTION 5.01.    Preparation of the Proxy
                                  Statement . . . . . . . . . . . .      38
               SECTION 5.02.    Access to Information . . . . . . .      38
               SECTION 5.03.    Company Stockholders Meeting  . . .      39
               SECTION 5.04.    Legal Conditions to Merger  . . . .      40
               SECTION 5.05.    Employee Benefit Plans  . . . . . .      41
               SECTION 5.06.    Stock Options and the ESOP  . . . .      42
               SECTION 5.07.    Fees and Expenses . . . . . . . . .      43
               SECTION 5.08.    Indemnification, Exculpation
                                  and Insurance . . . . . . . . . .      44
               SECTION 5.09.    Company Accruals and Reserves . . .      45
               SECTION 5.10.    Rights Agreement  . . . . . . . . .      46
               SECTION 5.11.    Company Debentures  . . . . . . . .      46
               SECTION 5.12.    Additional Agreements . . . . . . .      46
               SECTION 5.13.    Parent Covenants  . . . . . . . . .      47


                              ARTICLE VI

                         Conditions Precedent

               SECTION 6.01.    Conditions to Each Party's
                                  Obligation To Effect the Merger .      48
               SECTION 6.02.    Conditions to Obligations
                                  of Parent . . . . . . . . . . . .      49
               SECTION 6.03.    Conditions to Obligations of the
                                  Company . . . . . . . . . . . . .      50


                              ARTICLE VII

                       Termination and Amendment

               SECTION 7.01.    Termination . . . . . . . . . . . .      51
               SECTION 7.02.    Effect of Termination . . . . . . .      53
               SECTION 7.03.    Amendment . . . . . . . . . . . . .      53
               SECTION 7.04.    Extension; Waiver . . . . . . . . .      53
               SECTION 7.05.    Procedure for Termination,
                                  Amendment, Extension or Waiver  .      54

                             ARTICLE VIII
                          General Provisions

               SECTION 8.01.    Nonsurvival of Representations and
                                  Warranties  . . . . . . . . . . .      54
               SECTION 8.02.    Notices . . . . . . . . . . . . . .      54
               SECTION 8.03.    Definitions; Interpretation . . . .      56
               SECTION 8.04.    Counterparts  . . . . . . . . . . .      57
               SECTION 8.05.    Entire Agreement; No Third-Party
                                  Beneficiaries; Rights of
                                  Ownership . . . . . . . . . . . .      57
               SECTION 8.06.    Governing Law . . . . . . . . . . .      57
               SECTION 8.07.    Limitations on Remedies . . . . . .      57
               SECTION 8.08.    Publicity . . . . . . . . . . . . .      58
               SECTION 8.09.    Assignment  . . . . . . . . . . . .      58
               SECTION 8.10.    Enforcement . . . . . . . . . . . .      58


     EXHIBIT A                  Form of Stock Option Agreement

                         AGREEMENT AND PLAN OF MERGER dated as of
                    February 4, 1995, among NATIONAL AUSTRALIA
                    BANK LIMITED A.C.N. 004044937, an Australian corporation ("Parent"), MNC ACQUISITION CO., a Michigan corporation and a wholly owned subsidiary of Parent ("Sub"), and MICHIGAN NATIONAL CORPORATION, a Michigan corporation (the "Company").


               WHEREAS the Company is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act");

               WHEREAS Parent is a commercial bank under Australian law and is a foreign bank within the meaning of the International Banking Act of 1978, as amended (the
     "IBA");

               WHEREAS the respective Boards of Directors of Parent, Sub and the Company have approved the merger of Sub into the Company, or the Company into Sub, at the election of Parent as set forth below (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value U.S. $10 per share, of the Company ("Company Common Stock"), not owned directly or indirectly by Parent or the Company, will be converted into the right to receive U.S. $110.00 in cash;

               WHEREAS, as a condition and inducement to Parent's and Sub's willingness to enter into this Agreement, Parent, Sub and the Company are entering into a Stock Option Agreement dated as of the date hereof in the form of Exhibit A attached hereto (the "Stock Option Agreement") pursuant to which the Company has granted to Parent an option to purchase shares of Company Common Stock;

               WHEREAS the Merger requires the approval by an affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon ("Company Stockholder Approval"); and

               WHEREAS Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.


               NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and in the Stock Option
     Agreement, the parties hereto agree as follows:


                               ARTICLE I
                              The Merger

               SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Michigan Business Corporation Act (the "MBCA"), Sub shall be merged with and into the Company at the Effective Time (as defined in Section 1.03). Following the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Sub in accordance with the MBCA. Notwithstanding the foregoing, Parent may elect at any time prior to the mailing of the Proxy Statement (as defined herein), instead of merging Sub into the Company as provided above, to merge the Company with and into Sub; provided, however, that the Company shall not be deemed to have breached any of its representations, warranties, covenants or agreements set forth in this Agreement solely by reason of such election; provided, further, that no such election may be made if it would alter or change the amount or kind of Merger Consideration (as defined in Section 2.01(c)) to be received by holders of Company Common Stock pursuant to Article II, or be reasonably likely to materially delay or impede consummation of the transactions contemplated hereby. In such event, the parties agree to execute an appropriate amendment to this Agreement in order to reflect the foregoing and, where appropriate, to provide that Sub shall be the Surviving Corporation and shall continue under the name "Michigan National Corporation".

               SECTION 1.02. Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties, which shall be no later than the later of (i) the third business day or (ii) the first business day of the month, in either case following the satisfaction (or waiver) of all the conditions set forth in
     Article VI (the "Closing Date"), at the offices of Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, NY 10019, unless another time, date or place is agreed to in writing by the parties hereto.

               SECTION 1.03. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, a certificate of merger or other appropriate documents (in any such case, the "Certificate of Merger") shall be duly prepared, executed, acknowledged and filed by the parties in accordance with the relevant provisions of the MBCA with the Department of Commerce of the State of Michigan. The Merger shall become effective upon the filing of the Certificate of Merger with the Department of Commerce of the State of Michigan or at such time thereafter as is provided in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the "Effective Time").

               SECTION 1.04.  Effects of the Merger.  The Merger
     shall have the effects set forth in Section 724 of the MBCA.

               SECTION 1.05. Articles of Incorporation and By-laws. (a) The articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

               (b)  The by-laws of the Company as in effect
     immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law.

               SECTION 1.06. Directors. The directors of Sub at the Effective Time and the persons listed on Schedule 1.06 shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

               SECTION 1.07. Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

               SECTION 1.08.  Principal Place of Business.
     Parent currently intends to maintain the Surviving
     Corporation's headquarters and its principal place of business at the Company's existing headquarters.


                              ARTICLE II

           Effect of the Merger on the Capital Stock of the Constituent Corporations; Exchange of Certificates

               SECTION 2.01.  Effect on Capital Stock.  As of the
     Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company
     Common Stock or any shares of capital stock of Sub:

               (a)  Capital Stock of Sub.  Each issued and
          outstanding share of capital stock of Sub shall be converted into and become one fully paid and nonassessable share of Common Stock, par value U.S. $.01 per share, of the Surviving Corporation.

               (b) Cancellation of Company and Parent Owned Stock. Each share of Company Common Stock that is owned by the Company or by any subsidiary of the Company (which shall not include any shares owned by the Company's Employee Stock Ownership Plan and Trust (the "ESOP")) and each share of Company Common Stock that is owned by Parent, Sub or any other subsidiary of Parent (other than, in each case, shares in trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties (any such shares, "Trust Account Shares")) shall be automatically cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

               (c) Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than shares to be cancelled in accordance with Section 2.01(b)) shall be converted into the right to receive from the Surviving Corporation in cash, without interest, U.S. $110.00 (the "Merger Consideration").
          As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate previously representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest.

               SECTION 2.02.  Exchange of Certificates.
     (a) Paying Agent. Prior to the Effective Time, Parent shall designate Michigan National Bank, a national banking association and a wholly owned subsidiary of the Company ("MNB"), or such other bank or trust company reasonably acceptable to the Company, to act as paying agent (the "Paying Agent") for the payment of the Merger Consideration upon surrender of certificates representing Company Common Stock.

               (b) Parent To Provide Funds. Parent shall take all steps necessary to enable and cause Sub, or the Surviving Corporation, to provide to the Paying Agent on a timely basis, as and when needed on and after the Effective Time, funds necessary to pay for the shares of Company Common Stock as part of the Merger pursuant to Section 2.01.

               (c) Exchange Procedures. As soon as reasonably practicable (and in any event no later than 10 days) after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates") whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.01
     (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other customary provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other customary documents as may be reasonably required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash into which the shares of Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 2.01, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered as contemplated by this
     Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the shares of Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 2.01. No interest will be paid or will accrue on the cash payable upon the surrender of any Certificate.

               (d) No Further Ownership Rights in Company Common Stock. All cash paid upon the surrender of Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificates, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

               (e)  No Liability.  None of Parent, Sub, the
     Company or the Paying Agent shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any payment pursuant to this Article II would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 3.01(c))), the cash payment in respect of such

     Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interests of any person previously entitled thereto.


                              ARTICLE III

                    Representations and Warranties

               SECTION 3.01. Representations and Warranties of the Company. Except as set forth on the Disclosure Schedule delivered by the Company to Parent prior to the execution of this Agreement (the "Company Disclosure Schedule"), the Company represents and warrants to Parent and Sub as follows:

               (a) Organization and Authority. The Company is a bank holding company duly registered under the BHC Act. MNB is a directly held wholly owned (other than any directors' qualifying shares) subsidiary of the Company. Each of the Company and its subsidiaries is a bank or corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary except where the failure so to qualify would not have a Material Adverse Effect (as defined in Section 8.03(a)) on the Company.

               (b)  Capital Structure.  (i)  The authorized
     capital stock of the Company consists of 50,000,000 shares of Company Common Stock and 6,000,000 shares of preferred stock, par value U.S.$10 per share, of the Company ("Company Preferred Stock"). At the close of business on February 3, 1995, (A) (1) 13,233,678 shares of Company Common Stock were outstanding, (2) 2,633,502 shares of Company Common Stock were reserved for issuance under the Stock Option Agreement,
     (3) 441,942 shares of Company Common Stock were reserved for issuance with respect to outstanding options issued under the Company's stock option, stock bonus and incentive plans, including the ESOP (the "Company Stock Plans"), a list of which is set forth on the Company Disclosure Schedule and (4) 665,419 shares of Company Common Stock were reserved for issuance in connection with the Company's Cancelable Mandatory Stock Purchase Contracts issued and outstanding as of the date hereof (the "Equity Contracts") in connection with the Company's 8% Redeemable Subordinated Debentures due November 10, 1998 issued and outstanding as of the date hereof (the "Company Debentures"), (B) no shares of Company Preferred Stock were outstanding and (C) 500,000 shares of Series B Junior Participating Preferred Stock (the "Company Series B Preferred") were reserved for issuance upon exercise of the rights (the "Rights") distributed to the holders of Company Common Stock pursuant to the Rights Agreement dated as of April 25, 1988, between the Company and Mellon Bank, N.A., as Rights Agent (the "Rights Agreement"). Except as set forth above, at the close of business on February 3, 1995, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding.

                (ii) As of the date hereof, other than the Company Debentures and the related Equity Contracts referred to in paragraph (i) above, no bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders may vote ("Voting Debt") of the Company were issued or outstanding. All outstanding shares of the Company capital stock are, and any shares of Company Common Stock which may be issued pursuant to the Stock Option Agreement or upon exercise of Company Stock Options (as defined in Section 5.06) will be, validly issued, fully paid and nonassessable and will be delivered free and clear of all claims, liens, encumbrances, charges, pledges or security interests of any kind or nature whatsoever (collectively, "Liens") and not subject to preemptive rights.

               (iii) As of the date of this Agreement, except for this Agreement, the Company Stock Plans, the Company Stock Options, the Rights Agreement, the Equity Contracts and the Stock Option Agreement, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any subsidiary of the Company is a party or by which it is bound obligating the Company or any subsidiary of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt of the Company or of any subsidiary of the Company or obligating the Company or any subsidiary of the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the date hereof, there are no outstanding contractual obligations
     (A) of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries, other than the Stock Option Agreement, or (B) of the Company to vote or to dispose of any shares of the capital stock of any of its subsidiaries.

               (c) Authorization. (i) The Company has all requisite corporate power and authority to enter into this Agreement and the Stock Option Agreement and, subject in the case of this Agreement to the Company Stockholder Approval, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Stock Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company, subject in the case of this Agreement to the Company Stockholder Approval. Without limiting the foregoing, the Company has taken all necessary corporate action to authorize and reserve for issuance that number of shares of Company Common Stock equal to the maximum number of shares of Company Common Stock issuable upon exercise of the option granted pursuant to the Stock Option Agreement. This Agreement and the Stock Option Agreement have been duly executed and delivered by the Company and each constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

               (ii) The execution and delivery of this Agreement and the Stock Option Agreement do not, and the consummation of the transactions contemplated hereby and thereby will not, and compliance by the Company with any of the provisions hereof or thereof will not, (A) conflict with, or result in any breach or violation of, or default (with or without notice or lapse of time or both) under, or result in the termination of, or accelerate the performance required by, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a Lien (any such conflict, breach, violation, default, termination, acceleration, right of termination, cancellation or acceleration, loss or creation, a "Violation") pursuant to, any provision of the articles of incorporation or by-laws of the Company, MNB or any other subsidiary of the Company or (B) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, Company Benefit Plan (as defined in Section 3.01(k)) or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company, MNB or any other subsidiary of the Company or their respective properties or assets, which Violation under this clause (B) could reasonably be expected to have, individually or in the aggregate with other such Violations, a Material Adverse Effect on the Company.

               (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity"), is required by or with respect to the Company, MNB or any other subsidiary of the Company in connection with the execution and delivery of this Agreement and the Stock Option Agreement by the Company, or the consummation by the Company of the transactions contemplated hereby and thereby, the failure to obtain which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, except for
     (A) the filing of applications with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the BHC Act and with the Office of Thrift Supervision (the "OTS") and approval of the same, (B) the filing with the SEC of (1) a proxy statement in definitive form (as amended or supplemented from time to time, the "Proxy Statement") relating to the meeting of the Company's stockholders at which a vote is held on the Merger (the "Company
     Stockholders Meeting") and (2) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement, the Stock Option Agreement and the transactions contemplated hereby and thereby and the obtaining from the SEC of such orders as may be required in connection therewith, (C) the filing of the Certificate of Merger with the Department of Commerce of the State of Michigan and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (D) the filing of such applications, filings, authorizations, orders and approvals as may be required under state banking laws, and with and of state banking authorities and approval of same
     (collectively, the "State Banking Approvals"), (E) consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of Federal and state securities laws relating to the regulation of broker-dealers or investment advisers, and Federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable industry self-regulatory organization, and the rules of the Nasdaq over-the-counter market, or which are required under consumer finance, mortgage banking and other similar laws, (F) notices, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (G) such filings, authorizations, orders and approvals as may be required under foreign laws and (H) filings, notifications and approvals under state insurance laws and regulations.

               (d)  SEC Documents; Financial Statements; Reports.
     (i) The Company has made available to Parent a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by the Company with the SEC (other than reports filed pursuant to Section 13(d) or 13(g) of the Exchange Act) since January 1, 1994 (the "Company SEC Documents"), which are all the documents (other than preliminary material and reports required pursuant to Section 13(d) or 13(g) of the Exchange
     Act) that the Company was required to file with the SEC since such date. As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents. All material agreements, contracts and other documents required to be filed as exhibits to any of the Company SEC Documents have been so filed. Except to the extent that information contained in any Company SEC Document has been revised or superseded by a later Company Filed SEC Document (as defined in Section 3.01(f)), none of the Company SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

               (ii) The financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis ("GAAP") during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) and fairly present the consolidated financial position of the Company and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

                (iii) Since January 1, 1994, each of the Company and its subsidiaries, including MNB, has filed all material reports, registrations and statements, together with any required material amendments thereto ("Company Regulatory Reports"), and has paid all fees and assessments due and payable therewith, that it was required to file with the Federal Reserve, the Federal Deposit Insurance Corporation (the "FDIC"), the U.S. Comptroller of the Currency (the "OCC"), the OTS, all applicable state banking and other regulatory authorities and other relevant Governmental Entities charged with the supervision or regulation of the Company or any of its subsidiaries (collectively, "Regulatory Authorities"). As of their respective dates, each such Company Regulatory Report complied in all material respects with all the rules and regulations promulgated by the applicable Regulatory Authority (including regulatory accounting practices) and, except as revised or superseded by a later filed Company Regulatory Report, does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has made available to Parent true and complete copies of MNB's most recent annual and quarterly Consolidated Reports of Condition and Income ("Call Reports") filed with the OCC.

               (e)  Information Supplied.  None of the
     information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to stockholders and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub specifically for inclusion or incorporation by reference therein.

               (f) Compliance with Applicable Laws. (i) The Company and its subsidiaries hold all permits, licenses, variances, exemptions, authorizations, orders and approvals of all Governmental Entities (the "Company Permits") that are required for them to own, lease or operate their properties and assets and to carry on their businesses as presently conducted, and there has occurred no default under any such Company Permit, except for the lack of Company Permits and for defaults under Company Permits which lack or default individually or in the aggregate would not have a Material Adverse Effect on the Company. Except as disclosed in the Company SEC Documents filed and publicly available prior to the date of this Agreement (the "Company Filed SEC Documents"), the Company and its subsidiaries are in compliance in all material respects with all applicable statutes, laws, ordinances, rules, orders and regulations of any Governmental Entity, and with their internal policies and procedures.

                 (ii)  Neither the Company nor any of its
     subsidiaries has received any notification or communication which has not been fully and finally resolved from any Regulatory Authorities (A) asserting that any of the Company or any of its subsidiaries is not in substantial compliance with any of the statutes, regulations, ordinances or guidelines which such Regulatory Authority enforces or administers, or the internal policies and procedures of such company, (B) threatening to revoke any material Company Permit, including such company's status as an insured depositary institution under the Federal Deposit Insurance Act ("FDIA"), (C) requiring or threatening to require the Company or any of its subsidiaries, or indicating that the Company or any of its subsidiaries may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement, to be subject to any directive or supervisory letter, or to adopt resolutions of its board of directors, in each case restricting or limiting or purporting to restrict or limit in any manner the operations of the Company or any of its subsidiaries, including any restriction on the payment of dividends, or relating to its capital adequacy, its credit policies or its management, or (D) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of the Company or any of its subsidiaries, including any restriction on the payment of dividends, or relating to its capital adequacy, its credit policies or its management (any such notification, communication, order, agreement, memorandum of understanding, directive, supervisory letter or required board resolutions being referred to herein as a "Regulatory Agreement"). Neither the Company nor any of its subsidiaries has received, consented to or entered into, or is subject to, any Regulatory Agreement, nor has the Company or any of its subsidiaries been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such Regulatory Agreement. True and complete copies of all Regulatory Agreements have been delivered by the Company to Parent.

                (iii) Except as may be required by virtue of the Merger, neither the Company nor any of its subsidiaries is required by Section 32 of the FDIA to give prior notice to a Regulatory Authority of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer.

                 (iv) To the knowledge of the Company, each of the Company and its subsidiaries is, and has been, and each of the Company's former subsidiaries, while subsidiaries of the Company, was in compliance with all applicable Environmental
     Laws (as defined below), except for possible noncompliance which individually or in the aggregate would not have a Material Adverse Effect on the Company. The term
     "Environmental Laws" means any Federal, state, local or foreign statute, ordinance, rule, regulation, policy, permit, consent, approval, license, judgment, order, decree, injunction or other authorization relating to: (A) Releases
     (as defined in 42 U.S.C. Section 9601(22)) or threatened Releases of Hazardous Material (as defined below) into the environment; or (B) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation or shipment of any Hazardous Material. The term "Hazardous Material" means (1) hazardous substances (as defined in 42
     U.S.C. Section 9601(14)), (2) petroleum, including crude oil and any fractions thereof, (3) natural gas, synthetic gas and any mixtures thereof, (4) asbestos and/or asbestos-containing material and (5) polychlorinated biphenyls
     ("PCBs"), or materials containing PCBs in excess of 50 ppm.

               (v) During the period of ownership or operation by the Company and its subsidiaries of any of their respective current or previously owned or leased properties (including for purposes of this paragraph any such properties acquired in foreclosures or otherwise in connection with extensions of credit), to the knowledge of the Company, there have been no Releases of Hazardous Material in, on, under or affecting such properties or any surrounding site, and none of the Company or its subsidiaries have disposed of any Hazardous Material or any other substance in a manner that has led, or could reasonably be anticipated to lead, to a Release, except in each case for those which individually or in the aggregate would not have a Material Adverse Effect on the Company. Prior to the period of ownership or operation by the Company and its subsidiaries of any of their respective current or previously owned or leased properties, to the knowledge of the Company, no Hazardous Material was generated, treated, stored, disposed of, used, handled or manufactured at, or transported, shipped or disposed of from, such current or previously owned properties, and there were no Releases of Hazardous Material in, on, under or affecting any such property or any surrounding site, except in each case for those which individually or in the aggregate would not have a Material Adverse Effect on the Company.

                (vi) The Company and its subsidiaries are not subject to any judgment, decree or order relating to compliance with any Environmental Law or to investigation or cleanup under any Environmental Law (collectively, "Environmental Enforcement Actions"), except with respect to Environmental Enforcement Actions which, individually or in the aggregate, would not have a Material Adverse Effect on the Company. Neither the Company nor any of its subsidiaries has any contingent liabilities in connection with any Hazardous Materials, including claims of liability for cleanup of Hazardous Materials related to any of the Company, its subsidiaries or any of the Company's former subsidiaries that, individually or in the aggregate, would have a Material Adverse Effect on the Company.

               (g)  Litigation.  Except as disclosed in the
     Company Filed SEC Documents, there is no suit, action or proceeding pending or, to the knowledge of the Company or any subsidiary of the Company, threatened, against or affecting the Company or any subsidiary of the Company (including any such suit, action or proceeding under the Securities Act, the Exchange Act, the Community Reinvestment Act of 1977, as amended, or fair lending laws or by any stockholder or former stockholder of the Company or any subsidiary of the Company) that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or that could reasonably be expected to threaten, impede or delay the consummation of the Merger, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any subsidiary of the Company having, or which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or that could reasonably be expected to threaten, impede or delay the consummation of the Merger.

               (h)  Taxes.  (i)  (A)  The Company and its
     subsidiaries have filed, been included in or sent all returns, declarations and reports and information returns and statements required to be filed or sent (including in each case extensions) by or relating to any of them relating to any taxes with respect to any income, properties or operations of the Company or any such subsidiary prior to the Effective Time (collectively, "Company Returns"), (B) as of the time of filing, the Company Returns correctly reflected in all material respects the facts regarding the income, business, assets, operations, activities and status of the Company and its subsidiaries and any other information required to be shown therein, (C) the Company and its subsidiaries have timely paid or made provision for all taxes that have been shown as due and payable on the Company Returns that have been filed, (D) the Company and its subsidiaries have made or will make provision for all taxes payable for any periods that end before the Effective Time for which no Company Returns have yet been filed and for any periods that begin before the Effective Time and end after the Effective Time to the extent such taxes are attributable to the portion of any such period ending at the Effective Time, (E) the charges, accruals and reserves for taxes reflected on the books of the Company and its subsidiaries are adequate to cover the tax liabilities accruing or payable by the Company and its subsidiaries in respect of periods prior to the date hereof, (F) neither the Company nor any subsidiary is delinquent in the payment of any taxes or has requested any extension of time within which to file or send any Company Return, which Company Return has not since been filed or sent, (G) no deficiency for any taxes has been proposed, asserted or assessed in writing against the Company or any of its subsidiaries other than those taxes being contested in good faith, (H) the Federal income tax returns of the Company or any consolidated group to which it belongs have been examined by and settled with the United States Internal Revenue Service (the "IRS") for all years through December 31, 1987,
     (I) neither the Company nor any subsidiary has granted any extension of the limitation period applicable to any tax claims (which period has not since lapsed), other than those taxes being contested in good faith, and (J) neither the Company nor any subsidiary has any contractual obligations under any tax sharing agreement with any corporation which, as of the Effective Time, is not a member of a consolidated group of which all of and only the Company and its subsidiaries are members.

               (ii) Any amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of the Company or any of its affiliates who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation
     Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Company Benefit Plan currently in effect would not be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code).

                (iii)  The disallowance of a deduction under
     Section 162(m) of the Code for employee remuneration will not apply to any amount paid or payable by the Company or any subsidiary of the Company under any contract, plan, program, arrangement or understanding.

                 (iv) For the purpose of this Agreement, the term "tax" (including, with correlative meaning, the terms
     "taxes" and "taxable") shall include, except where the context otherwise requires, all Federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy and other taxes, duties or assessments of any nature whatsoever (including the Michigan single business tax), together with all interest, penalties and additions imposed with respect to such amounts.

               (i) Certain Agreements. (A) Except as disclosed in the Company Filed SEC Documents, as of the date of this

     Agreement, neither the Company nor any of its subsidiaries is a party or subject to, or has amended or waived any rights under, any of the following (whether written or oral, express or implied):

               (i) any agreement, arrangement or commitment not made in the ordinary course of business consistent with past practice that is material to the Company on a consolidated basis, or any contract, agreement or understanding relating to the sale or disposition by the Company or any of its subsidiaries of any significant assets or businesses of the Company or any of its subsidiaries;

              (ii) any material agreement, indenture, credit agreement or other instrument relating to the borrowing of money by the Company or any of its subsidiaries (other than certificates of deposit and customary bank funding instruments) or the guarantee by the Company or any such subsidiary of any such obligation;

              (iii) any contract containing covenants which limit the ability of the Company or any of its subsidiaries to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or method by which, the Company and its subsidiaries may carry on their respective businesses (other than as may be required by law or applicable Regulatory Authorities); or

               (iv) any other contract or agreement that would be required to be disclosed as an exhibit to the Company's annual report on Form 10-K and which has not been so disclosed.

               (B)  Neither the Company nor any of its
     subsidiaries is in default under any material agreement, commitment, arrangement, lease, insurance policy or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that, with the giving of notice or the lapse of time or both, would constitute such a default, except in all cases where such default would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

               (j) Absence of Changes in Benefit Plans. Except as disclosed in the Company Filed SEC Documents, since the date of the most recent audited financial statements included in the Company Filed SEC Documents, there has not been any adoption or amendment in any material respect by the Company or any of its subsidiaries of any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of the Company or any of its subsidiaries. Except as disclosed in the Company Filed SEC Documents, there exist no employment, consulting, severance, termination or indemnification agreements, arrangements or understandings between the Company or any of its subsidiaries and any current or former employee, officer or director of the Company or any of its subsidiaries.

               (k)  ERISA Compliance.  (i)  The Company
     Disclosure Schedule contains a list and brief description of each "employee pension benefit plan" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (sometimes referred to herein as a "Pension Plan"), each "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) and each stock option, stock purchase, deferred compensation plan or arrangement and each other employee fringe benefit plan or arrangement maintained, contributed to or required to be maintained or contributed to by the Company, any of its subsidiaries or any other person or entity that, together with the Company, is treated as a single employer under Section 414(b), (c),
     (m) or (o) of the Internal Revenue Code of 1986, as amended (the "Code"), (each, a "Commonly Controlled Entity"), for the benefit of any current or former employees, officers, agents, directors or independent contractors of the Company or any of its subsidiaries (collectively, "Company Benefit Plans"). The Company has delivered or made available to Parent true, complete and correct copies of (A) each Company Benefit Plan (or, in the case of any unwritten Company Benefit Plans, descriptions thereof), (B) the most recent annual report on Form 5500 filed with the IRS with respect to each Company Benefit Plan (if any such report was required) and (C) the most recent summary plan description (or similar document) for each Company Benefit Plan for which such summary plan description is required or was provided to plan participants or beneficiaries.

                 (ii)  Each Company Benefit Plan has been
     administered in all material respects in accordance with its terms. The Company, its subsidiaries and all the Company Benefit Plans are all in compliance in all material respects with the applicable provisions of ERISA and the Code. To the best knowledge of the Company, there are no investigations, proceedings or other claims involving any Company Benefit Plan that could give rise to any material liability.

                 (iii) All Pension Plans intended to be qualified under Section 401(a) of the Code have been the subject of determination letters from the IRS to the effect that such Pension Plans are qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to the knowledge of the Company, all such letters are valid and effective as of the date hereof.

                  (iv) No Pension Plan, other than any Pension Plan that is a "multiemployer plan" (as such term is defined in Section 4001(a)(3) of ERISA; collectively, the "Multiemployer Pension Plans"), had, as of the respective last annual valuation date for each such Pension Plan, an "unfunded benefit liability" (as such term is defined in Section 4001(a)(18) of ERISA), based on actuarial assumptions which have been furnished to Parent and neither the Company nor any of its subsidiaries is aware of any facts or circumstances that would materially change the funded status of any such Company Benefit Plans. None of the Pension Plans has an "accumulated funding deficiency"
     (as such term is defined in Section 302 of ERISA or Section 412 of the Code), and there has been no application for a waiver of the minimum funding standards imposed by
     Section 412 of the Code with respect to any Company Benefit Plan that is a Pension Plan. No Commonly Controlled Entity has incurred any material liability to a Pension Plan (other than for contributions not yet due) or to the Pension
     Benefit Guaranty Corporation (other than for premiums not yet due).

               (v) There have been no non-exempt "prohibited transactions" (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility with respect to the Company Benefit Plans that could subject the Company, any of its subsidiaries or any officer of the Company or any of its subsidiaries to tax or penalty under ERISA, the Code or other applicable law. Neither any of such Company Benefit

     Plans nor any of such trusts has been terminated, nor has there been any "reportable event" (as that term is defined in Section 4043 of ERISA) with respect thereto, during the last five years.

                   (vi)  Neither the Company nor any Commonly
     Controlled Entity (A) maintains or contributes to a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) or has maintained, contributed to or had an obligation to maintain or contribute to such a plan within the five full plan years of any such plan immediately prior to the date hereof, or (B) has incurred any liability to the PBGC or a Company Benefit Plan upon the termination of or withdrawal from a Company Benefit Plan, which liability remains unpaid as of the date hereof.

            (vii) With respect to any Company Benefit Plan that is an employee welfare benefit plan, (A) no such Company Benefit Plan is funded through a "welfare benefit fund", as such term is defined in Section 419(e) of the Code, (B) each such Company Benefit Plan that is a "group health plan", as such term is defined in Section 5000(b)(1) of the Code, complies in all material respects with the applicable requirements of Section 4980B(f) of the Code and (C) each such Company Benefit Plan (including any such Plan covering retirees or other former employees) may be amended or terminated without material liability to the Company or any of its subsidiaries on or at any time after the consummation of the Merger.

              (viii) No employee of the Company or any subsidiary of the Company will be entitled to any additional benefits or any acceleration of the time of payment or vesting of any benefits under any Company Benefit Plan as a result of the transactions contemplated by this Agreement or by the Stock Option Agreement.

               (l)  Subsidiaries.  The Company Disclosure
     Schedule sets forth all the subsidiaries of the Company as of the date of this Agreement and indicates for each such subsidiary as of such date the jurisdiction of incorporation. Each of the Company's subsidiaries that is a bank (as defined in the BHC Act) is an "insured bank" as defined in the FDIA and applicable regulations thereunder. Except as provided in Section 55 of the National Bank Act in the case of subsidiaries that are national banks, all the shares of capital stock of each of the subsidiaries of the Company are fully paid and nonassessable and (except for directors' qualifying shares, if any) are owned by the Company or another subsidiary of the Company free and clear of all Liens. Except for the capital stock of its subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, bank, partnership, joint venture or other entity.

               (m) Absence of Certain Changes or Events. Except as disclosed in the Company Filed SEC Documents, since December 31, 1993, the Company and its subsidiaries have conducted their businesses only in the ordinary course of business consistent with past practice and have not incurred any material liability, except in the ordinary course of their business consistent with their past practices, nor has there been any change, or any event involving a prospective change, in the business, assets, financial condition or results of operations of the Company or any of its subsidiaries, which in any such case has had, or is reasonably likely to have, a Material Adverse Effect on the Company.

               (n)  Article SEVENTH of the Charter; State
     Takeover Statutes. The Board of Directors of the Company has approved the Merger, this Agreement and the Stock Option Agreement and/or has taken such other action, and such approval and/or action is sufficient, to render inapplicable to the Merger, this Agreement, the Stock Option Agreement and the transactions contemplated by this Agreement and the Stock Option Agreement the provisions of Article SEVENTH of the Company's articles of incorporation and the provisions of Chapters 7A and 7B of the MBCA. To the best of the Company's knowledge, no other state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement, the Stock Option Agreement and the transactions contemplated by this Agreement and the Stock Option Agreement.

               (o)  Vote Required.  The Company Stockholder
     Approval is the only vote of the holders of any class or series of the Company capital stock necessary to approve this Agreement and the transactions contemplated hereby (assuming for purposes of this representation the accuracy of the representations contained in Section 3.02(d)).

               (p) Rights Agreement. The Company and the Board of Directors of the Company have taken all necessary action to (i) render the Rights Agreement inapplicable with respect to the Merger and the other transactions contemplated by this Agreement and the Stock Option Agreement and
     (ii) ensure that (1) neither Parent nor Sub nor any of their affiliates is considered to be an "Acquiring Person" or an "Adverse Person" (as such terms are defined in the Rights Agreement) and (2) no "Stock Acquisition Date" or "Distribution Date" (as such terms are defined in the Rights Agreement) occurs by reason of announcement, approval, execution or delivery of this Agreement or the Stock Option Agreement or the consummation of the transactions contemplated hereby and thereby.

               (q)  Properties.  Except as disclosed in the
     Company Filed SEC Documents, the Company and its subsidiaries (i) have good, clear and marketable title to all the properties and assets which are material to the Company's business on a consolidated basis and are reflected in the latest audited statement of condition included in the Company Filed SEC Documents as being owned by the Company and its subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof), free and clear of all Liens except
     (A) statutory Liens securing payments not yet due, (B) Liens on assets of subsidiaries of the Company incurred in the ordinary course of their business and (C) such imperfections or irregularities of title or Liens as do not affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, in either case in such a manner as to have a Material Adverse Effect on the Company, and (ii) are collectively the lessee of all leasehold estates which are material to the Company's business on a consolidated basis and are reflected in the latest audited financial statements included in the Company Filed SEC Documents or acquired after the date thereof (except for leases that have expired by their terms or as to which the Company has agreed to terminate or convey since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Company's knowledge, the lessor, other than defaults that would not have a Material Adverse Effect on the Company. Each of the Company and each of its subsidiaries enjoys peaceful and undisturbed possession under all such leases. Substantially all the Company's and its subsidiaries' owned buildings, structures and equipment have been well maintained and are in good and serviceable condition, normal wear and tear excepted.

               (r) Insurance. The Company and its subsidiaries are presently insured, and during each of the last five years have been insured, for reasonable amounts against such risks as companies engaged in similar businesses would, in accordance with good business practice, customarily be insured. The Company Disclosure Schedule sets forth a true and complete list and brief description of all insurance policies maintained by or for the benefit of the Company, its subsidiaries or their directors, officers, employees or agents.

               (s) Labor Matters. No work stoppage involving the Company or any of its subsidiaries is pending or, to the best knowledge of the Company or its subsidiaries, threatened. Neither the Company nor any of its subsidiaries is involved in, or to the best knowledge of the Company or its subsidiaries, threatened with or affected by any labor dispute, arbitration, lawsuit or administrative proceeding which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Employees of the Company or of any of its subsidiaries are not represented by any labor union or any collective bargaining organization and, to the best knowledge of the Company or its subsidiaries, no labor union is attempting to organize employees of the Company or any of its subsidiaries.

               (t)  Material Interests of Certain Persons.
     Except as disclosed in the Company's Proxy Statement for its 1994 Annual Meeting of Stockholders, no executive officer or director of the Company or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) of any such executive officer or director has any material interest in any material contract or property, real or personal, tangible or intangible, that is used in or pertains to the business of the Company or any of its subsidiaries.

               (u) Brokers and Finders; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other person, other than Keefe, Bruyette & Woods, Inc., the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The estimated fees and expenses incurred and to be incurred by the Company in connection with this Agreement and the Stock Option Agreement and the transactions contemplated by this

     Agreement and the Stock Option Agreement (including the fees of the Company's legal counsel) are set forth in the Company
     Disclosure Schedule.

               (v) Opinion of Financial Advisor. The Company has received the opinion of Keefe, Bruyette & Woods, Inc., dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration to be received by the Company's stockholders is fair to the Company's stockholders from a financial point of view, and a signed copy of such opinion has been delivered to Parent.

               (w) Allowance for Loan Losses. The allowance for loan losses shown on the consolidated statement of condition of the Company and its subsidiaries reflected in the Company's latest audited financial statements included in the Company Filed SEC Documents was, and the allowance for loan losses shown on the consolidated statements of condition of the Company and its subsidiaries reflected in the Company's audited financial statements as of dates subsequent to the date hereof will be, in each case as of the dates thereof, adequate to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the Company and its subsidiaries and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the Company and its subsidiaries.

               SECTION 3.02.  Representations and Warranties of
     Parent and Sub. Parent and Sub represent and warrant to the Company as follows:

               (a) Organization and Authority. Each of Parent and Sub is a bank or corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or organized and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Parent and Sub and each of Parent's other subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary except where the failure so to qualify would not have a Material Adverse Effect on Parent. Sub is a direct or indirect wholly owned (other than any directors' qualifying shares) subsidiary of Parent.

               (b) Authorization. (i) Parent and Sub have all requisite corporate power and authority to enter into this Agreement and the Stock Option Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Stock Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and Sub. This Agreement and the Stock Option Agreement have been duly executed and delivered by Parent and Sub and each constitutes a valid and binding obligation of Parent and Sub, enforceable against Parent and Sub in accordance with its terms.

                (ii) The execution and delivery of this Agreement and the Stock Option Agreement do not, and the consummation of the transactions contemplated hereby and thereby will not, and compliance by Parent and Sub with any of the provisions hereof or thereof will not, (A) result in any Violation pursuant to any provision of the articles of incorporation (or similar constitutive document) or by-laws of Parent, Sub or any other subsidiary of Parent or
     (B) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent, Sub or any other subsidiary of Parent or their respective properties or assets which Violation under this clause (B) could reasonably be expected to have, individually or in the aggregate with other such Violations, a Material Adverse Effect on Parent.

                (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent, Sub or any other subsidiary of Parent in connection with the execution and delivery of this Agreement and the Stock Option Agreement by Parent and Sub, or the consummation by Parent and Sub of the transactions contemplated hereby and thereby, the failure to obtain which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, except for (A) the filing of applications with the Federal Reserve under the BHC Act and with the OTS and approval of the same,

     (B) the filing with the SEC of the Proxy Statement and such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Exchange Act, as may be required in connection with this Agreement, the Stock Option Agreement and the transactions contemplated hereby and thereby and the obtaining from the SEC of such orders as may be required in connection therewith, (C) such filings and approvals as are required to be made or obtained under the securities or blue sky laws of various states in connection with the transactions contemplated by this Agreement, (D) the filing of the Certificate of Merger with the Department of Commerce of the State of Michigan and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (E) the State Banking Approvals,
     (F) consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of Federal and state securities laws relating to the regulation of broker-dealers or investment advisers and Federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable industry self-regulatory organization, and the rules of the New York Stock Exchange ("NYSE"), or which are required under consumer finance, mortgage banking and other similar laws, (G) notices under the HSR Act, (H) notifications to the Australian Stock Exchange and advice to the Reserve Bank of Australia and, if applicable, to the Bank of England and (I) filings, notifications and approvals under state insurance laws and regulations.

               (c)  Information Supplied.  None of the
     information supplied or to be supplied by Parent or Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to stockholders and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Parent or Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

               (d) Ownership of Company Common Stock. Other than pursuant to the Stock Option Agreement, as of the date hereof, neither Parent nor any of its affiliates (as such term is defined under the Exchange Act), (i) beneficially owns, directly or indirectly, or (ii) is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of the Company, which in the aggregate represent 10% or more of the outstanding shares of Company Common Stock entitled to vote generally in the election of directors (other than Trust Account Shares).

               (e) Brokers and Finders. No broker, investment banker, financial advisor or other person, other than CS First Boston Corporation and Morgan Stanley & Co. Incorporated, the fees and expenses of each of which will be paid by Parent, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement and the Stock Option Agreement based upon arrangements made by or on behalf of Parent or Sub.

               (f)  Financing.  Parent has available funds
     sufficient to consummate the Merger on the terms contemplated by this Agreement, and at the Effective Time, Parent will have available all the funds necessary to perform its obligations under this Agreement, including consummating the Merger on the terms contemplated hereby.

               (g) Litigation. There is no suit, action or proceeding pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its subsidiaries that individually or in the aggregate could reasonably be expected to (i) impair the ability of Parent to perform its obligations under this Agreement or
     (ii) threaten, impede or delay the consummation of the Merger, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Parent or any of its subsidiaries having, or which is reasonably likely to have, individually or in the aggregate, any effect referred to in clause (i) or
     (ii) above.

                              ARTICLE IV

        Covenants Relating to Conduct of the Company's Business

               SECTION 4.01. Covenants of the Company. During the period from the date of this Agreement until the Effective Time, the Company agrees as to itself and its subsidiaries that (except as expressly contemplated or permitted by this Agreement or the Stock Option Agreement or as set forth in the Company Disclosure Schedule):

               (a)  Ordinary Course.  The Company and its
          subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course consistent with sound banking practices and use their best efforts to preserve intact their present business organizations, maintain their rights and franchises, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. The Company shall not, nor shall it permit any of its subsidiaries to, (i) enter into any new material line of business;
          (ii) except as required by law, regulation, GAAP or regulatory policies or guidelines, change its or its subsidiaries' lending, credit, investment, liability management and other material banking policies in any respect which is material to the Company; or
          (iii) except as required by any applicable regulatory authorities, incur or commit to any capital expenditures, or any obligations or liabilities in connection therewith, other than capital expenditures and obligations or liabilities incurred or committed to that are approved in accordance with the Company's capital expenditure approval policies (as adopted by the Company's board of directors pursuant to resolutions adopted on January 20, 1993, February 23, 1994, and May 18, 1994) and that are not (A) individually in excess of U.S. $250,000 and (B) in the aggregate in excess of the amount identified as capital expenditures in the Company's 1995 operating budget as in effect on the date hereof, which budget shall not be amended without the prior written consent of Parent and which amount shall in no event exceed U.S. $10,000,000.

               (b) Dividends; Changes in Stock. The Company shall not, nor shall it permit any of its subsidiaries to, nor shall it propose to, (i) declare, set aside or pay any dividends on or make other distributions in respect of, directly or indirectly, any of its capital stock, except (A) the Company may continue the declaration and payment of regular quarterly cash dividends not in excess of U.S. $.55 per share of Company Common Stock, with usual record and payment dates for such dividends in accordance with the Company's past dividend practice, and (B) for dividends by a direct or indirect wholly owned (other than directors' qualifying shares) subsidiary of the Company, (ii) adjust, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) repurchase, redeem or otherwise acquire, or permit any subsidiary to purchase or otherwise acquire (except for the acquisition of Trust Account Shares and the acquisition of shares to be used to satisfy obligations under Company Stock Plans), any shares of its capital stock or any securities convertible into or exchangeable for any shares of its capital stock, except that the Company shall redeem the Company Debentures and cancel the Equity Contracts in accordance with Section 5.11.

               (c) Issuance of Securities. The Company shall not, nor shall it permit any of its subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its or any of its subsidiaries' capital stock of any class, any Voting Debt or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares or Voting Debt, or enter into any agreement with respect to any of the foregoing, other than (i) the issuance of Company Common Stock pursuant to the terms of the Equity Contracts and the Company Debentures or upon the exercise of Company Stock Options referred to in this Agreement that are outstanding on the date of this Agreement in accordance with their present terms or pursuant to the Stock Option Agreement, (ii) issuances by a direct or indirect wholly owned (other than directors' qualifying shares) subsidiary of its capital stock to its parent and (iii) issuance of Company Series B Preferred upon exercise of the Rights in accordance with their present terms and reservation for issuance of shares of Company Series B Preferred in addition to those presently reserved for issuance.

               (d) Governing Documents. The Company shall not amend or propose to amend, nor shall it permit any of its subsidiaries to amend, the articles of incorporation (or similar constitutive documents) or by-laws of the Company or any of its subsidiaries nor shall the Company amend the Rights Agreement other than in accordance with Sections 3.01(p) and 5.10.

               (e) No Acquisitions. The Company shall not, nor shall it permit any of its subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, in each case which are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole. Without limiting the generality of the foregoing, the Company shall not, nor shall it permit any of its subsidiaries to, make any investment either by purchase or stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned subsidiary thereof, except for transactions in the ordinary course of business consistent with sound banking practice.

               (f) No Dispositions. Other than (i) activities in the ordinary course of business consistent with sound banking practice or (ii) as set forth on the Company Disclosure Schedule, the Company shall not, nor shall it permit any of its subsidiaries to, sell, lease, mortgage, encumber or otherwise dispose of, any of its assets (including capital stock of subsidiaries), which are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole.

               (g) Indebtedness. The Company shall not, nor shall it permit any of its subsidiaries to, incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its subsidiaries or guarantee any debt securities of others, other than (i) short-term indebtedness incurred to refinance existing short-term indebtedness, (ii) indebtedness of any subsidiary of the Company to the Company or another subsidiary of the Company or (iii) in the case of bank subsidiaries, indebtedness incurred in the ordinary course of business consistent with sound banking practice.

               (h) Other Actions. The Company shall not, nor shall it permit any of its subsidiaries to, take any action that would, or reasonably could be expected to, result in any of its representations and warranties set forth in this Agreement that are qualified as to materiality being or becoming untrue, any of such representations and warranties that are not so qualified being or becoming untrue in any material respect, any of the conditions to the Merger set forth in Article VI not being satisfied or a material Violation of any provision of the Stock Option Agreement, or (unless such action is required by applicable law or sound banking practice) which could reasonably be expected to adversely affect or delay the ability of any of Parent, Sub or the Company or their subsidiaries to obtain any of the Requisite Regulatory Approvals (as defined in Section 6.01(b)) without imposition of a condition or restriction of the type referred to in Section 6.02(c).

               (i) Advice of Changes; Government Filings. The Company shall confer on a regular and frequent basis with Parent, report on operational matters and promptly advise Parent orally and in writing of any change or event having, or which, insofar as can reasonably be foreseen, could have, individually or in the aggregate a Material Adverse Effect on the Company or which would cause or constitute a material breach of any of the representations, warranties or covenants of the Company contained herein. The Company shall file all reports required to be filed by it with the SEC or Nasdaq between the date of this Agreement and the Effective Time and shall deliver to Parent copies of all such reports promptly after the same are filed. The Company and each subsidiary of the Company that is a bank shall file all Call Reports with the appropriate Regulatory Authorities and all other reports, applications and other documents required to be filed with the Federal

          Reserve and the other Regulatory Authorities between the date hereof and the Effective Time and shall make available to Parent copies of all such reports promptly after the same are filed. Except where prohibited by applicable statutes and regulations, the Company shall promptly provide Parent (or its counsel) with copies of all other filings made by the Company with any state or Federal Governmental Entity in connection with this Agreement, the Stock Option Agreement or the transactions contemplated hereby or thereby.

               (j) Accounting Methods. Except as contemplated by Section 5.09, the Company shall not change its fiscal year or its methods of accounting in effect at January 1, 1994, except as required by changes in GAAP or regulatory accounting practices as concurred in by the Company's independent auditors.

               (k) Compensation; Benefit Plans. Neither the Company nor any of its subsidiaries will (i) enter into, adopt, amend or terminate any Company Benefit Plan or any other employee benefit plan or any agreement, arrangement, plan or policy between such party and one or more of its directors or officers, in each case so as to increase benefits thereunder,
          (ii) increase in any manner the compensation or fringe benefits of any of its directors, officers or employees or provide any other benefit not required by any plan and arrangement as in effect as of the date hereof (including the granting of stock options, stock appre-ciation rights, restricted stock, restricted stock units or performance units or shares), except for nor-mal salary compensation increases, benefit changes or cash bonus payments in the ordinary course of business consistent with past practice, and, in the case of those executive officers referred to in Section 4.01(k) of the Company Disclosure Schedule, as set forth therein, (iii) create or amend any Company Stock Plan or grant any equity based award pursuant to any Company Stock Plan or otherwise or (iv) enter into or renew any contract, agreement, commitment or arrangement providing for the payment to any director, officer or employee of such party of compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement or the Stock Option Agreement; provided, however, that the Company shall, at the request of Parent, use its reasonable efforts to enter into employment agreements, in form and substance satisfactory to Parent, with those executive officers of the Company designated by Parent, which employment agreements shall be effective on and after (and subject to the occurrence of) the Effective Time and shall be assumed by the Surviving Corporation.

               (l) Tax Matters. From the date hereof until the Effective Time, (i) the Company and its subsidiaries will file all Company Returns required to be filed with any taxing authority in accordance with all applicable laws, (ii) the Company and its subsidiaries will timely pay all taxes shown as due and payable on the respective Company Returns that are so filed and as of the time of filing, the Company Returns will correctly reflect the facts regarding the income, business, assets, operations, activities and the status of the Company and its subsidiaries in all material respects, and (iii) the Company and its subsidiaries will promptly notify Parent of any action, suit, proceeding, investigation, audit or claim pending against or with respect to the Company or any subsidiary in respect of any tax where there is a reasonable possibility of a determination or decision which would reasonably be expected to have a significant adverse effect on the Company's tax liabilities or other tax attributes. The Company shall not, nor shall it permit any of its subsidiaries to, make any tax election or settle or compromise any income tax liability.

               (m) Settlements, etc. The Company shall not, nor shall it permit any of its subsidiaries to, pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with sound banking practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company Filed SEC Documents or incurred since the date of such financial statements in the ordinary course of business consistent with sound banking practice.

               (n) Material Contracts. Except in the ordinary course of business consistent with sound banking practice, the Company shall not, nor shall it permit any of its subsidiaries to, modify, amend or terminate any material contract, lease or agreement to which the Company or any subsidiary is a party or waive, release or assign any material rights or claims thereunder. Without limiting the generality of the foregoing, without the prior written consent of Parent, the Company shall not waive any standstill provision contained in any confidentiality agreement in existence as of the date hereof between the Company and any other person. Without the prior written consent of Parent (which shall not be unreasonably withheld), the Company shall not, nor shall it permit any of its subsidiaries to, enter into any contract, agreement or arrangement which, if entered into prior to the date hereof, would have been covered by clause (i), (ii), (iii) or (iv) of
          Section 3.01(i)(A).

               (o) General. The Company shall not, nor shall it permit any of its subsidiaries to, authorize any of, or commit or agree to take any of, the foregoing actions described in this Section 4.01.

               SECTION 4.02. No Solicitation. (a) The Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any officer, director or employee of or any investment banker, attorney or other advisor or representative of, the Company or any of its subsidiaries to, (i) solicit, initiate or encourage the submission of any takeover proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any takeover proposal; provided, however, that prior to receipt of the Company Stockholder Approval, to the extent required by the fiduciary obligations of the Board of Directors of the Company, as determined in good faith by the Board of Directors based on the advice of independent counsel, the Company may, (A) in response to an unsolicited takeover proposal and subject to compliance with
     Section 4.02(c), furnish information with respect to the Company and its subsidiaries to any person pursuant to a customary confidentiality agreement (as determined by the Company's independent counsel) and discuss such information (but not the terms of any possible takeover proposal) with such person and (B) upon receipt by the Company of an unsolicited takeover proposal and subject to compliance with
     Section 4.02(c), participate in negotiations regarding such takeover proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any executive officer of the Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of the Company or any of its subsidiaries, whether or not such person is purporting to act on behalf of the Company or any of its subsidiaries or otherwise, shall be deemed to be a breach of this Section 4.02(a) by the Company. For purposes of this Agreement, "takeover proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a substantial amount of the assets of the Company or any of its subsidiaries, other than the transactions contemplated by this Agreement and the Stock Option Agreement, or of 20% or more of any class of equity securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, or any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries other than the transactions contemplated by this Agreement and the Stock Option Agreement.

               (b) Except as set forth herein, neither the Board of Directors of the Company nor any committee thereof shall
     (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Sub, the approval or recommendation by such Board of Directors or any such committee of this Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any takeover proposal or (iii) enter into any agreement with respect to any takeover proposal. Notwithstanding the foregoing, prior to the receipt of the Company Stockholder Approval, the Board of Directors of the Company, to the extent required by its fiduciary obligations, as determined in good faith by the Board of Directors based on the advice of independent counsel, may (subject to the following sentences) withdraw or modify its approval or recommendation of this Agreement or the Merger, approve or recommend any superior proposal (as defined below), enter into an agreement with respect to such superior proposal or terminate this Agreement, in each case at any time after the second business day following Parent's receipt of written notice advising Parent that the Board of Directors has received a superior proposal, specifying the material terms and conditions of such superior proposal and identifying the person making such superior proposal (it being understood that any amendment to a superior proposal shall necessitate an additional two business day period). In addition, if the Company proposes to enter into an agreement with respect to any takeover proposal, it shall concurrently with entering into such agreement pay, or cause to be paid, to Parent the Expenses and the Termination Fee (each as defined in Section 5.07(b)) in accordance with the provisions of Section 5.07(b). For purposes of this Agreement, "superior proposal" means any bona fide takeover proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the shares of Company Common Stock then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of such Board of Directors, is reasonably capable of being financed by such third party.

               (c) In addition to the obligations of the Company set forth in paragraph (b) above, the Company promptly shall advise Parent orally and in writing of any request for information or of any takeover proposal, or any inquiry with respect to or which could lead to any takeover proposal, the material terms and conditions of such request, takeover proposal or inquiry and the identity of the person making any such request, takeover proposal or inquiry. The Company will keep Parent fully informed of the status and details (including amendments or proposed amendments) of any such request, takeover proposal or inquiry.

               (d) Nothing contained in this Section 4.02 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders if, in the good faith judgment of the Board of Directors of the Company based on the recommendation of independent counsel, failure to do so would be inconsistent with applicable laws; provided that the Company does not, except as permitted by
     Section 4.02(b), withdraw or modify, or propose to withdraw or modify, its position with respect to the Merger or approve or recommend, or propose to approve or recommend, a takeover proposal.


                               ARTICLE V
                         Additional Agreements

               SECTION 5.01. Preparation of the Proxy Statement. The Company will, as soon as practicable following the date of this Agreement, prepare and file a preliminary Proxy Statement with the SEC and will use all reasonable efforts to respond to any comments of the SEC or its staff and to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after responding to all such comments to the satisfaction of the SEC or its staff. The Company will notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Merger. If at any time prior to the Company Stockholders Meeting there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company will promptly prepare and mail to its stockholders such an amendment or supplement. The Company will not mail any Proxy Statement, or any amendment or supplement thereto, to which Parent reasonably objects.

               SECTION 5.02. Access to Information. The Company shall, and shall cause each of its subsidiaries to, afford to Parent and to the officers, employees, accountants, counsel and other representatives of Parent, reasonable access, during normal business hours during the period prior to the Effective Time, to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its subsidiaries to, furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal or state securities laws or Federal or state banking laws (other than reports or documents which the Company or subsidiary is not permitted to disclose under applicable law) and (b) all other information concerning its business, properties and personnel as Parent may reasonably request. Parent will, and will cause its advisors and representatives to, hold any such information which is nonpublic in confidence to the extent required by, and in accordance with, the terms of the Confidentiality Agreement dated as of January 11, 1995, between the Company and Parent (the "Confidentiality Agreement"). No investigation by either Parent or Sub shall affect the representations and warranties of the Company, and each such representation and warranty shall survive such investigation. During the period from the date of this Agreement to the Effective Time, the Company shall promptly furnish to Parent copies of all monthly and quarterly interim financial statements (including any budgets and variances from budgets) as the same become available and shall cause one or more of its designated representatives to confer on a regular and frequent basis with Parent. The Company shall promptly notify Parent of any material change in its business or operations and of any complaints, investigations or hearings (or communications indicating that the same may be contemplated) by any Governmental Entity, or the institution of the threat of material litigation involving the Company or its subsidiaries, and shall keep Parent fully informed of all such events.

               SECTION 5.03. Company Stockholders Meeting. The Company shall duly call, give notice of, convene and hold the Company Stockholders Meeting for the purpose of obtaining the Company Stockholder Approval as soon as practicable after the date on which the definitive Proxy Statement has been mailed to the Company's stockholders. Subject to Section 4.02, the Company will, through its Board of Directors, recommend to its stockholders that they grant the Company Stockholder Approval. Without limiting the generality of the foregoing, the Company agrees that, subject to its right to terminate this Agreement pursuant to
     Section 7.01(d), its obligations pursuant to the first sentence of this Section 5.03 shall not be affected by
     (a) the commencement, public proposal, public disclosure or communication to the Company of any takeover proposal or
     (b) the withdrawal or modification by the Board of Directors of the Company of its approval or recommendation of this Agreement or the Merger in accordance with Section 4.02(b).

               SECTION 5.04.  Legal Conditions to Merger.
     Subject to the terms and conditions of this Agreement, each of the Company and Parent shall, and shall cause its subsidiaries to, use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (a) the obtaining of any necessary consent, authorization, order or approval of, or any exemption by, any Governmental Entity and/or any other public or private third party which is required to be obtained by such party or any of its subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement and the Stock Option Agreement (including the redemption of the Company Debentures and the cancellation of the Equity Contracts in accordance with Section 5.11), and the making or obtaining of all necessary filings and registrations with respect thereto, (b) the defending of any lawsuits or other legal proceedings, whether judicial, administrative or regulatory, challenging this Agreement or the Stock Option Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (c) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement and the Stock Option Agreement; provided, however, that a party shall not be obligated to take any action pursuant to the foregoing if the taking of such action or such compliance or the obtaining of such consent, authorization, order, approval or exemption would, in such party's reasonable opinion, (A) be materially burdensome to such party and its subsidiaries taken as a whole in the context of the transactions contemplated by this Agreement or impact in such a materially adverse manner the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Merger or (B) result in the imposition of a condition or restriction on such party or on the Surviving Corporation of the type referred to in
     Section 6.02(c). Each of the Company and Parent will promptly cooperate with and furnish information to the other in connection with any such burden suffered by, or requirement imposed upon, any of them or any of their subsidiaries in connection with the foregoing. In connection with and without limiting the foregoing, the Company and its Board of Directors shall (x) take all action necessary to ensure that neither Article SEVENTH of the Company's articles of incorporation nor any state takeover statute or similar statute or regulation (including
     Chapters 7A and 7B of the MBCA) is or becomes applicable to the Merger, this Agreement, the Stock Option Agreement or any of the other transactions contemplated by this Agreement or the Stock Option Agreement and (y) if Article SEVENTH or any state takeover statute or similar statute or regulation becomes applicable to the Merger, this Agreement, the Stock Option Agreement or any of the other transactions contemplated by this Agreement or the Stock Option Agreement, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement and the Stock Option Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Article, statute or regulation on the Merger, this Agreement, the Stock Option Agreement or any of the other transactions contemplated by this Agreement or the Stock Option Agreement. Notwithstanding the foregoing, the Board of Directors of the Company shall not be prohibited from taking any action permitted by the terms of this Agreement.

               SECTION 5.05.  Employee Benefit Plans.
     (a) Except as provided in Section 5.06, Parent shall cause the Surviving Corporation and its subsidiaries to maintain for a period of at least one year after the Effective Time the Company Benefit Plans in effect on the date of this Agreement or to provide, pursuant to benefit plans of the Surviving Corporation or of Parent, benefits to employees of the Surviving Company and its subsidiaries that are at least generally comparable in the aggregate to those benefits provided under the Company Benefit Plans in effect on the date of this Agreement.

               (b) Parent shall cause the Surviving Corporation to honor in accordance with their terms the employment, severance and supplemental pension contracts to which employees of the Company are a party that are set forth on the Company Disclosure Schedule, and honor all provisions for vested benefits and other vested amounts earned or accrued through the Effective Time under the Company Benefit Plans.

               SECTION 5.06.  Stock Options and the ESOP.
     (a) As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions or take such other actions as are required to provide for the cancellation of all outstanding employee stock options to purchase shares of Company Common Stock ("Company Stock Options") heretofore granted under the Company Stock Plans to provide that each Company Stock Option, whether vested or not, outstanding immediately prior to the Effective Time, in exchange for a cash payment by the Company of an amount equal to (i) the excess, if any, of (x) the Merger Consideration per share over (y) the exercise price per share of Company Common Stock subject to such Company Stock Option, multiplied by
     (ii) the number of shares of Company Common Stock subject to such Company Stock Options for which such Company Stock Option shall not theretofore have been exercised. The Company shall use its best efforts to obtain all consents of the holders of the Company Stock Options as shall be necessary to effectuate the foregoing. Notwithstanding anything to the contrary contained in this Agreement, payment shall, at Parent's request, be withheld in respect of any Company Stock Option until all necessary consents with respect to such Company Stock Options are obtained.

               (b)  All amounts payable pursuant to this
     Section 5.06 shall be subject to any required withholding of taxes and shall be paid without interest.

               (c) The Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions or take such actions as are required to terminate the Company Stock Plans other than the ESOP as of the Effective Time, to delete as of the Effective Time the provision in any other Company Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company and to ensure that following the Effective Time no holder of a Company Stock Option or any participant in any Company Stock Plan or other Company Benefit Plan shall have any right thereunder to acquire any capital stock of the Company or the Surviving Corporation.

               (d) If Parent so requests, the Board of Directors of the Company (or, if appropriate, any committee administering the ESOP) shall give due consideration to any request by Parent to cause the ESOP to continue following the Effective Time, and shall give due consideration to any request by Parent to take, in accordance with the terms of the ESOP and pursuant to the Michigan National Corporation Employee Stock Ownership Trust Agreement (the "Trust Agreement"), such actions as are necessary (including amendment of the ESOP and the Trust Agreement) to cause the trustee thereunder to reinvest the Merger Consideration in common stock of the Parent (or any equivalent equity security) designated by Parent that constitutes, if any, a "qualifying employer security" (as defined in Section 4975(e)(8) and Section 409(l) of the Code).

               SECTION 5.07. Fees and Expenses. (a) Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Stock Option Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense, except (i) as otherwise provided below in this Section
     5.07 and (ii) that filing fees and expenses incurred in connection with the filing, printing and mailing of the Proxy Statement shall be shared equally by Parent and the Company.

               (b) If this Agreement is terminated pursuant to its terms, other than by Parent or the Company pursuant to
     Section 7.01(b)(i) or (iii) or by the Company pursuant to
     Section 7.01(b)(ii), and an Acquisition Event shall occur after the date hereof and prior to the date that is 18 months after the date of such termination, the Company shall upon demand by Parent, pay or cause to be paid, in same day funds to Parent the sum of (i) all of Parent's Expenses (as defined below) in an amount up to but not exceeding U.S. $10,000,000 and (ii) U.S. $50,000,000 (the "Termination
     Fee"). "Acquisition Event" shall mean any of the following: (i) any person or group (as defined in Section 13(d)(3) of the Exchange Act), other than Parent or any of its subsidiaries, shall have acquired, pursuant to a tender offer, exchange offer or otherwise, beneficial ownership (including pursuant to the acquisition of options) of 20% or more of any class of equity securities of the Company or any of its subsidiaries; (ii) any such person or group shall have received approval from the Federal Reserve to acquire ownership of 20% or more of any class of equity securities of the Company or MNB; or (iii) the Company or MNB shall have authorized, recommended, proposed or publicly announced an intention to authorize, recommend or propose, shall have amended the Rights Agreement to facilitate, or shall have entered into, an agreement with any person
     (other than Parent or a subsidiary
     thereof) to (w) effect a merger, consolidation, business combination, sale of substantially all assets, or similar transaction involving the Company or MNB, (x) sell, lease or otherwise dispose of assets of the Company or its subsidiaries representing 15% or more of the consolidated assets of the Company and its subsidiaries, (y) issue, sell or otherwise dispose of (including by way of merger, consolidation, share exchange, or any similar transaction) securities representing 20% or more of any class of equity securities of the Company or any of its subsidiaries or
     (z) have such person effect a tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its subdiairies. "Expenses" shall mean all out-of-pocket fees and expenses incurred or paid by or on behalf of Parent or any of its affiliates in connection with the Merger or the consummation of any of the other transactions contemplated by this Agreement or the Stock Option Agreement, including all fees and expenses of counsel, commercial banks, investment banking firms, accountants, experts and consultants to Parent or any of its affiliates. The amount of Expenses so payable shall be the amount set forth in an estimate delivered by Parent, subject to upward or downward adjustment upon delivery of reasonable documentation therefor.

               (c) Notwithstanding anything to the contrary contained herein, the aggregate amount of gain realized by Grantee pursuant to the Stock Option Agreement from the Company (or the Substitute Option Issuer (as defined in the Stock Option Agreement)), when added to the Termination Fee, if any, received by Parent pursuant to Section 5.07(b), shall not in the aggregate exceed U.S. $75,000,000, and, in the event Parent realizes gain in excess of such amount under the Stock Option Agreement from the Company (or the Substitute Option Issuer) or under the Termination Fee, Parent hereby undertakes promptly to pay back to the Company, by wire transfer of immediately available funds, the amount of such excess.

               SECTION 5.08. Indemnification, Exculpation and Insurance. (a) Parent and Sub agree that, for a period of six years (or the period of the applicable statute of limitations, if longer) from the Effective Time, all rights to indemnification and exculpation from liability for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and its subsidiaries (such persons,

     "Indemnified Persons") as provided in their respective articles of incorporation (or similar constitutive docu-ments) or by-laws shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such Indemnified Persons. Parent will cause to be maintained for a period of six years from the Effective Time the Company's current directors' and officers' insurance and indemnifica-tion policy (a copy of which has heretofore been delivered to Parent) to the extent that it provides coverage for events occurring prior to the Effective Time (the "D&O Insurance") for all persons who are directors and officers of the Company on the date of this Agreement, so long as the annual premium therefor would not be in excess of (i) until the third anniversary of the Effective Time, 200%, and (ii) thereafter, 100%, of the last annual premium paid prior to the date of this Agreement (in the case of either clause (i) or (ii) above, the "Maximum Premium"); provided, however, that Parent may, in lieu of maintaining such existing D&O Insurance as provided above, cause comparable coverage to be provided under any policy maintained for the benefit of Parent or any of its subsidiaries, so long as the material terms thereof are no less advantageous than the existing D&O Insurance. If the existing D&O Insurance expires, is termi-nated or cancelled during such three-year period, Parent will use all reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advanta-geous than the existing D&O Insurance. The Company repre-sents to Parent that the Maximum Premium is U.S. $1,230,000 for the first three years and U.S. $615,000 thereafter.

               (b)  The provisions of this Section 5.08 are
     intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and each Indemnified Party's heirs and representatives.

               SECTION 5.09. Company Accruals and Reserves. Prior to the Closing Date, at the request of Parent, the Company shall review and, to the extent mutually determined to be necessary or advisable, consistent with GAAP and the accounting rules, regulations and interpretations of the SEC and its staff, modify and change its loan, accrual and reserve policies and practices (including loan classifications and levels of reserves and accruals to
     (a) reflect the Surviving Corporation's plans with respect to the conduct of the Company's business following the

     Merger and (b) make adequate provision for the costs and expenses relating thereto) so as to be applied consistently on a basis that is mutually satisfactory to each of the Company and Parent. Notwithstanding the foregoing, the Company shall not be obligated to take in any respect any such action pursuant to this Section 5.09 unless and until Parent acknowledges that all conditions to its obligation to consummate the Merger have been satisfied.

               SECTION 5.10. Rights Agreement. The Board of Directors of the Company shall take all further action (in addition to that referred to in Section 3.01(p)) requested in writing by Parent in order to render the Rights inapplicable to the Merger, the Stock Option Agreement and the other transactions contemplated by this Agreement and the Stock Option Agreement. Except as requested in writing by Parent, during the term of this Agreement, the Board of Directors of the Company shall not (i) amend the Rights Agreement or (ii) take any action with respect to, or make any determination under, the Rights Agreement, including a redemption of the Rights or any action to facilitate a takeover proposal; provided that any of such actions may be taken simultaneously with entering into an agreement in respect of such takeover proposal pursuant to
     Section 4.02(b).

               SECTION 5.11. Company Debentures. The Company shall deliver, as promptly as practicable following receipt of Federal Reserve approval for such redemption and cancellation, a notice to holders of the Company Debentures and the Equity Contracts of the Company's irrevocable intention to redeem, on a specified date not earlier than 60 days nor later than 90 days following the date of such notice, all the outstanding Company Debentures in accordance with their terms and to cause the cancellation of all the outstanding Equity Contracts in accordance with their terms. On such specified date, the Company shall duly effect such redemptions and such cancellations, in each case in accordance with the respective provisions of the Company Debentures and the Equity Contracts.

               SECTION 5.12. Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or

     Parent, the proper officers and directors of each party to this Agreement shall take all such necessary action.

               SECTION 5.13.  Parent Covenants.  (a)  Other
     Actions. Parent shall not, nor shall it permit any of its subsidiaries to, take any action that would, or reasonably could be expected to, result in any of its representations and warranties set forth in this Agreement that are qualified as to materiality being or becoming untrue, any of such representations and warranties that are not so qualified being or becoming untrue in any material respect, any of the conditions to the Merger set forth in Article VI not being satisfied or a material Violation of any provision of the Stock Option Agreement, or (unless such action is required by applicable law or sound banking practice) which could reasonably be expected to adversely affect or delay the ability of any of Parent, Sub or the Company or their subsidiaries to obtain any of the Requisite Regulatory Approvals without imposition of a condition or restriction of the type referred to in Section 6.02(c).

               (b)  Advice of Changes; Government Filings.
     Parent shall file all reports required to be filed by it with the SEC or the applicable self-regulatory organization between the date of this Agreement and the Effective Time and shall deliver to the Company copies of all such reports promptly after the same are filed. Parent and each subsidiary of Parent that is a bank shall file all Call Reports with the appropriate Regulatory Authorities and all other reports, applications and other documents required to be filed with the Federal Reserve and the other Regulatory Authorities between the date hereof and the Effective Time and shall make available to the Company copies of all such reports promptly after the same are filed. Except where prohibited by applicable statutes and regulations, Parent shall promptly provide the Company (or its counsel) with copies of all other filings made by Parent with any state or Federal Governmental Entity in connection with this Agreement, the Stock Option Agreement or the transactions contemplated hereby or thereby.

                              ARTICLE VI
                         Conditions Precedent

               SECTION 6.01.  Conditions to Each Party's
     Obligation To Effect the Merger. The respective obligations of each party to effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

               (a)  Company Stockholder Approval.  The Company
          Stockholder Approval shall have been obtained.

               (b)  Other Approvals.  Other than the filing
          provided for by Section 1.03, all authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any Governmental Entity (all the foregoing, "Consents") which are necessary for the consummation of the Merger, other than Consents the failure to obtain which would not, individually or in the aggregate, have a Material Adverse Effect on the Surviving Corporation or which would not, individually or in the aggregate, materially adversely affect the consummation of the transactions contemplated hereby, shall have been filed, occurred or been obtained (all such Consents and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals"), and all such Requisite Regulatory Approvals shall be in full force and effect.

               (c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that each of the parties shall have used reasonable efforts to prevent the entry of any such injunction or other order or restraint and to appeal as promptly as possible any injunction or other order or restraint that may be entered. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

               SECTION 6.02.  Conditions to Obligations of
     Parent. The obligations of Parent and Sub to effect the Merger are subject to the satisfaction of the following conditions unless waived by Parent and Sub:

               (a)  Representations and Warranties.  The
          representations and warranties of the Company (i) set forth in this Agreement (other than those described in clause (ii) hereof) that are qualified as to materiality shall be true and correct, and any such representations and warranties that are not so qualified shall be true and correct in all material respects and (ii) set forth in the last sentence of
          Section 3.01(f)(i), Section 3.01(f)(ii)(A) and the last two sentences of Section 3.01(q) except to the extent that any inaccuracies, either individually or in the aggregate, could not reasonably be expected to result in or constitute a Material Adverse Effect on the Company; in the case of all such representations and warranties referred to in clause (i) and (ii) hereof both as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and Parent shall have received a certificate signed on behalf of the Company by its Chairman or Chief Executive Officer and its Chief Financial Officer or other executive officer performing duties equivalent to those of a "chief financial officer" to such effect.

               (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by its Chairman or Chief Executive Officer and its Chief Financial Officer or other executive officer performing duties equivalent to these of a "chief financial officer" to such effect.

               (c) Burdensome Condition. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any Governmental Entity which, in connection with the grant of a Requisite Regulatory Approval, imposes any requirement upon Parent, the Company or the Surviving Corporation or their respective subsidiaries to (i) dispose of any asset which is material to Parent, the Company or the Surviving Corporation,
          (ii) materially restrict or curtail the current business operations or activities of Parent, or
          (iii) raise an amount of capital, the issuance and sale of which, in the absence of the Merger and the other transactions contemplated by this Agreement, would in the good faith judgment of Parent be materially burdensome in light of such person's capital raising policies.

               (d)  Company Debentures and Equity Contracts.  The
          Company shall have duly effected the redemption of all the outstanding Company Debentures and the cancellation of all the outstanding Equity Contracts.

               (e)  Company Stock Options and Company Stock
          Plans. The Company shall have duly effected, as of the Effective Time, the cancellation of all outstanding Company Stock Options, whether vested or not (the holders of which shall then be entitled to receive from Parent the amounts determined in accordance with
          Section 5.06(a)), the termination of the Company Stock Plans (other than, subject to Section 5.06(d), the ESOP) and the deletion of any provision in any other Company Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any subsidiary of the Company or any interest in respect of any capital stock of the Company or any subsidiary of the Company.

               (f) Rights Agreement. The Rights Agreement shall be inapplicable to the Merger and the other transactions contemplated by this Agreement.

               SECTION 6.03.  Conditions to Obligations of the
     Company. The obligations of the Company to effect the Merger are subject to the satisfaction of the following conditions unless waived by the Company:

               (a)  Representations and Warranties.  The
          representations and warranties of Parent and Sub set forth in this Agreement that are qualified as to materiality shall be true and correct, and any such representations and warranties that are not so qualified shall be true and correct in all material respects, in either case as of the date of this Agreement and (except to the extent such representations speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and the Company shall have received a certificate signed on behalf of Parent and Sub by their respective Chairman or Chief Executive Officers and their respective Chief Financial Officers or other executive officers performing duties equivalent to these of a "chief financial officer" to such effect.

               (b) Performance of Obligations of Parent and Sub. Parent and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement and the Stock Option Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Sub by their respective Chairman or Chief Executive Officers and their respective Chief Financial Officers or other executive officers performing duties equivalent to these of a "chief financial officer" to such effect.


                              ARTICLE VII
                       Termination and Amendment

               SECTION 7.01.  Termination.  This Agreement may be
     terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval is received:

               (a) by mutual written consent of Parent and the Company;

               (b) by either Parent or the Company upon written notice to the other party:

                    (i) if (1) the Federal Reserve or any other
               Governmental Entity the approval of which is required to permit consummation of the Merger or the other transactions contemplated hereby shall have issued an order denying approval of the Merger or such other transactions or (2) any Governmental Entity of competent jurisdiction shall have issued a final permanent order enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated hereby and in any such case under either clause (1) or (2) the time for appeal or petition for reconsideration of such order shall have expired without such appeal or petition being granted;

                    (ii) if the Company, on the one hand, or
               Parent or Sub, on the other hand, materially breaches any of its covenants and obligations hereunder or under the Stock Option Agreement and such breach is not cured after 30 days' written notice thereof is given to the party committing such breach by the other party;

                    (iii) if the Merger shall not have been
               consummated on or before February 5, 1996, unless the failure to consummate the Merger is the result of a willful and material breach of this Agreement by the party seeking to terminate this Agreement; or

                     (iv) if, upon a vote at a duly held Company
               Stockholders Meeting, the Company Stockholder
               Approval shall not have been obtained;
               (c) by either Parent or Sub upon written notice to the Company:

                    (i) if, prior to the Company Stockholders
               Meeting, a takeover proposal is commenced, publicly proposed, publicly disclosed or communicated to the Company (or the willingness of any person to make a takeover proposal is publicly disclosed or communicated to the Company) and
               (A) the Company Stockholder Approval is not obtained at the Company Stockholders Meeting,
               (B) the Company Stockholders Meeting does not occur prior to 120 days after the date of this Agreement or (C) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified its approval or recommendation of the Merger or this Agreement, or approved or recommended any takeover proposal; or

                  (ii) if the Company shall have entered into
               any agreement with respect to any superior proposal in accordance with Section 4.02(b); or

               (d) by the Company in connection with entering into a definitive agreement in accordance with
          Section 4.02(b), provided it has complied with all provisions thereof, including the notice provisions therein, and that it makes simultaneous payment of the Expenses and the Termination Fee in accordance with
          Section 5.07(b).

               SECTION 7.02. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, and there shall be no liability or obligation on the part of Parent, Sub, the Company or their respective officers or directors, except
     (a) with respect to Section 3.01(u), Section 3.02(e), the second sentence of Section 5.02, Section 5.07, this
     Section 7.02 and Article VIII, (b) with respect to the representations and warranties contained in Sections 3.01 and 3.02 insofar as such representations and warranties relate to the Stock Option Agreement (but only until the termination of the Stock Option Agreement) and (c) to the extent that such termination results from the willful and material breach by the other party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

               SECTION 7.03. Amendment. This Agreement may be amended by the parties hereto at any time before or after the Company Stockholder Approval is received, but, after receipt of the Company Stockholder Approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto; provided, however, that, notwithstanding anything to the contrary contained in this Section 7.03, Parent may from time to time without the consent of the Company increase the amount (but not change the nature) of the Merger Consideration, and any provisions inconsistent with such right herein or in any agreement referred to herein are hereby deemed superseded to the extent of such inconsistency.

               SECTION 7.04. Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the proviso of Section 7.03, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

               SECTION 7.05.  Procedure for Termination,
     Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 7.01, an amendment of this Agreement pursuant to Section 7.03 or an extension or waiver pursuant to Section 7.04 shall, in order to be effective, require, in the case of Parent, Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors.


                             ARTICLE VIII

                          General Provisions
               SECTION 8.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This
     Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

               SECTION 8.02. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

               (a) if to Parent or Sub, to:

               National Australia Bank Limited
               Level 35
               500 Bourke Street
               Melbourne, Australia
               Attention:  Chief Financial Officer

               Facsimile:  011-613-641-4902
               with copies to:

               National Australia Bank Limited
               Level 24
               500 Bourke Street
               Melbourne, Australia
               Attention:  Group Legal

               Facsimile:  011-613-641-4902

               Cravath, Swaine & Moore
               Worldwide Plaza
               825 Eighth Avenue
               New York, NY 10019
               Attention:  B. Robbins Kiessling, Esq.

               Facsimile:  (212) 474-3700; and

               (b) if to the Company, to:

               Michigan National Corporation
               27777 Inkster Road
               Farmington Hills, MI 48334
               Attention:  Robert J. Mylod

               Facsimile:  (810) 473-3086
               with a copy to:

               Wachtell, Lipton, Rosen & Katz
               51 West 52nd Street
               New York, NY 10019
               Attention:  Edward D. Herlihy, Esq.

               Facsimile:  (212) 403-2000.

               SECTION 8.03.  Definitions; Interpretation.
     (a) As used in this Agreement, (i) any reference to any event, change or effect being "material" with respect to any entity means an event, change or effect which is material in relation to the businesses, assets, properties, liabilities, results of operations, financial condition or prospects of such entity and its subsidiaries taken as a whole, (ii) the term "Material Adverse Effect" means, with respect to the Company, Parent or Sub, a material adverse effect on the business, assets, properties, liabilities, results of operations, financial condition or prospects of such party and its subsidiaries taken as a whole or on the ability of such party to perform its obligations hereunder or, except for purposes of determining satisfaction of the conditions set forth in Section 6.02, under the other agreements contemplated hereby and (iii) the term "person" means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

               (b) When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article, Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined herein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

               SECTION 8.04. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

               SECTION 8.05. Entire Agreement; No Third-Party Beneficiaries; Rights of Ownership. This Agreement (including the documents and the instruments referred to herein, including the Stock Option Agreement, the Confidentiality Agreement, and any other agreement among the parties entered into contemporaneously herewith
     (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and of the Confidentiality Agreement, provided that the Confidentiality Agreement shall survive the execution and delivery of this Agreement, and (b) other than Sections 5.05, 5.06 and 5.08, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. The parties hereby acknowledge that, except as otherwise specifically provided in the Stock Option Agreement or as hereinafter agreed to in writing, neither Parent nor Sub shall have the right to acquire or shall be deemed to have acquired shares of Company Common Stock pursuant to the Merger until consummation thereof.

               SECTION 8.06.  Governing Law.  This Agreement
     shall be governed and construed in accordance with the laws of the State of Michigan, without regard to any applicable principles of conflicts of law.

               SECTION 8.07. Limitations on Remedies. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or the Stock Option Agreement or part hereof or thereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take any action required herein, the other party shall not be entitled to specific performance of such provision or part hereof or thereof or to any other remedy, including money damages, for breach hereof or thereof or of any other provision of this Agreement or the Stock Option Agreement or part hereof or thereof as a result of such holding or order. This provision is not intended to render null or unenforceable any obligation hereunder that would be valid and enforceable if this provision were not in this Agreement.

               SECTION 8.08. Publicity. Except as otherwise required by law or the rules of the NYSE or Nasdaq, so long as this Agreement is in effect, neither the Company nor Parent shall, or shall permit any of its subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement or the Stock Option Agreement without the consent of the other party, which consent shall not be unreasonably withheld. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

               SECTION 8.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, and any such assignment that is not so consented to shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

               SECTION 8.10.  Enforcement.  Subject to
     Section 8.07, the parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to Section 8.07, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of New York or in any New York state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of New York or any New York state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement and
     (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.


               IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first above written.


                                   NATIONAL AUSTRALIA BANK
                                   LIMITED A.C.N. 004044937,

                                     by
                                        /s/ Bruce S. McComish
                                        -----------------------
                                        Name:  Bruce S. McComish
                                        Title: Chief Financial
                                                Officer


                                   MNC ACQUISITION CO.,

                                     by
                                        /s/ Bruce S. McComish
                                        -------------------------

                                        Name: Bruce S. McComish
                                        Title: Chairman, President and
                                               Chief Executive Officer



                                   MICHIGAN NATIONAL CORPORATION,

                                     by
                                        /s/ Robert J. Mylod
                                        -------------------------
                                        Name: Robert J. Mylod
                                        Title: Chairman and Chief
                                                Executive Officer

                                      Exhibit (c) to Schedule 13D

                         STOCK OPTION AGREEMENT dated as of
                    February 4, 1995, among NATIONAL AUSTRALIA
                    BANK LIMITED A.C.N. 004044937, an Australian corporation ("Grantee"), MNC ACQUISITION CO., a Michigan corporation and a wholly owned subsidiary of Grantee ("Sub"), and MICHIGAN NATIONAL CORPORATION, a Michigan corporation ("Issuer").


               WHEREAS Issuer is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act");

               WHEREAS Grantee is a commercial bank under Australian law and is a foreign bank within the meaning of the International Banking Act of 1978, as amended;
               WHEREAS Grantee, Sub and Issuer propose to enter into an Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement");

               WHEREAS, as a condition and inducement to Grantee's and Sub's willingness to enter into the Merger
     Agreement, Grantee and Sub have required that Issuer grant to Grantee the Option (as defined in Section 2); and

               WHEREAS the Board of Directors of Issuer, believing it to be in the best interests of Issuer, has approved this Agreement and the grant by Issuer of the Option.


               NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

               1. Definitions; Interpretation. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement, which also contains in
     Section 8.03(b) thereof certain rules of construction and interpretation that shall be applicable hereto as if set forth herein.

               2. Grant of Option. Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to 2,633,502 fully paid and nonassessable shares (such amount, as may be adjusted from time to time as set forth herein, the "Option Shares") of Common Stock, par value $10 per share ("Issuer Common Stock"), of the Issuer at a purchase price of U.S. $89.00 per Option Share (such price, as may be adjusted from time to time as set forth herein, the "Option Price"). The number of Option Shares that may be received upon the exercise of the Option and the Option Price are subject to adjustment as set forth in Section 6.

               3. Exercise of Option. (a) Grantee may exercise the Option, in whole or part, at any time and from time to time on or after the date hereof if a Triggering Event (as defined below) shall have occurred; provided, however, that, to the extent the Option shall not have been exercised, it shall terminate and be of no further force and effect upon the earliest of (i) the Effective Time of the Merger,
     (ii) termination of the Merger Agreement pursuant to
     Section 7.01 thereof (other than for any of the reasons described in clause (iii) below) or (iii) 18 months after termination of the Merger Agreement (x) by either party under Section 7.01(c) or (d) thereof, (y) by Grantee under
     Section 7.01(b)(ii) thereof or (z) by Issuer under
     Section 7.01(b)(iv) under circumstances where Grantee could effect termination pursuant to Section 7.01(c); provided further that, any such exercise and purchase of Option Shares shall be subject to compliance with applicable laws, including the BHC Act. The rights set forth in Sections 8, 9 and 10 shall not terminate when the right to exercise the option terminates as set forth herein, but shall extend to such time as is provided in such Sections 8, 9 and 10. Notwithstanding the termination of the Option, Grantee shall be entitled to purchase those Option Shares with respect to which it has exercised the Option in accordance with the terms hereof prior to the termination of the Option.

               (b) A "Triggering Event" means the occurrence of an Acquisition Event, as defined in Section 5.07(b) of the Merger Agreement (without regard to whether the Merger
     Agreement is terminated).

               (c)  Issuer shall notify Grantee promptly in
     writing of the occurrence of any Triggering Event; provided that it is understood that the giving of such notice by

     Issuer shall not be a condition to the right of Grantee to exercise the Option.

               (d)  In the event Grantee is entitled to and
     wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being referred to herein as the "Notice Date") specifying (i) the total number of Option Shares it will purchase pursuant to such exercise and
     (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (a "Closing Date"); provided that if prior notification to or approval of the Federal Reserve Board (the "Federal Reserve") or any other Governmental Entity is required in connection with such purchase, Grantee shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (A) any required notification periods have expired or been terminated or (B) such approvals have been obtained and any requisite waiting period or periods shall have passed.

               (e) Notwithstanding Section 3(d), in no event shall any Closing Date be more than 18 months after the related Notice Date, and if the Closing Date shall not have occurred within 18 months after the related Notice Date due to the failure to obtain any such required approval, the exercise of the Option effected on the Notice Date shall be deemed to have expired. In the event (i) Grantee receives official notice that an approval of the Federal Reserve or any other Governmental Entity required for the purchase of the Option Shares would not be issued or granted or (ii) a Closing Date shall not have occurred within 18 months after the related Notice Date due to the failure to obtain any such required approval, Grantee shall nevertheless be entitled to exercise its right as set forth in Section 8 or to exercise the Option in connection with the resale of Issuer Common Stock or other securities pursuant to a registration statement as provided in Section 10. The provisions of this Section 3 and Section 4 shall apply with appropriate adjustments to any such exercise.

               4. Payment and Delivery of Certificates. (a) On each Closing Date referred to in Section 3(d), Grantee shall pay to Issuer in immediately available funds by a wire transfer to a bank account designated by Issuer an amount equal to the Option Price multiplied by the number of Option Shares to be purchased on such Closing Date.

               (b) On each Closing Date, simultaneously with the delivery of immediately available funds as provided in
     Section 4(a), Issuer shall deliver to Grantee a certificate or certificates representing the Option Shares to be purchased on such Closing Date. If the Option should be exercised in part only, a new Option evidencing the rights of Grantee to purchase the balance of the Option Shares purchasable hereunder shall be issued to Grantee, and Grantee shall deliver to Issuer a copy of this Agreement and a letter agreeing that Grantee will not offer to sell or otherwise dispose of such Option Shares in violation of applicable law or the provisions of this Agreement.

               (c)  Certificates for Issuer Common Stock
     delivered on a Closing Date hereunder shall be endorsed with a restrictive legend that shall read substantially as follows:

          THE TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN RESALE RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF FEBRUARY 4, 1995, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF ISSUER. A COPY OF SUCH AGREEMENT WILL BE MAILED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY ISSUER OF A WRITTEN REQUEST THEREFOR.

     It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "Securities Act"), in the above legend shall be removed by delivery of substitute certificate(s) without such reference if Grantee shall have delivered to Issuer a copy of a letter from the staff of the Securities and Exchange Commission, or an opinion of counsel, in form and substance satisfactory to Issuer, to the effect that such legend is not required for purposes of the Securities Act;
     (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Option Shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

               (d) Upon the giving by Grantee to Issuer of the written notice of exercise of the Option provided for under
     Section 3(d), the tender of the applicable purchase price in immediately available funds and the tender of a copy of this Agreement to Issuer, Grantee shall be deemed to be the holder of record of the Option Shares issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such Option Shares shall not then be actually delivered to Grantee. Issuer shall pay all expenses and any and all United States Federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 4 in the name of Grantee or its assignee, transferee or designee.

               (e) If, at the time of issuance of any Option Shares pursuant to an exercise of all or a portion of the Option hereunder, Issuer shall not have redeemed the Rights or shall have issued any similar securities, then each Option Share issued pursuant to such exercise shall also represent Rights or new rights with terms substantially identical to and at least as favorable to Grantee as are provided under the Rights Agreement or any similar agreement then in effect.

               5. Authorizations, etc. Issuer agrees (i) that it shall at all times maintain, free from preemptive rights or Liens, sufficient authorized but unissued shares of Issuer Common Stock so that the Option may be exercised without additional authorization of Issuer Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Issuer Common Stock, (ii) that it will not, by charter amendment or through reorganization, recapitalization, reclassification, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer and (iii) promptly to take all action as may from time to time be required (including, in the event, under the BHC Act or the Change in Bank Control Act of 1978, as amended, or a state banking law, prior approval of or notice to the Federal Reserve or to any state regulatory authority is necessary before the Option may be exercised, cooperating fully with Grantee in preparing such applications or notices and providing such information to the Federal Reserve or such state regulatory authority as they may require) in order to permit Grantee to exercise the Option and so that the Option Shares, when issued, shall be duly authorized, validly issued, fully paid and nonassessable and free and clear of all Liens and not subject to any preemptive rights.

               6. Adjustments. (a) In the event that any additional shares of Issuer Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to an exercise of the Option or an event described in Section 6(b)), including pursuant to stock option plans and in connection with acquisitions and other transactions permitted by the Merger Agreement, the number of Option Shares shall be increased so that, after such issuance, it equals 19.9% of the number of shares of Issuer Common Stock then issued and outstanding (without giving pro forma effect to the issuance of the Option Shares). Nothing contained in this Section 6(a) or elsewhere in this Agreement shall be deemed to authorize Issuer to issue shares of Issuer Common Stock in breach of, or otherwise breach any of, the provisions of the Merger Agreement.

               (b) In the event of any change in Issuer Common Stock by reason of a stock dividend, split-up, recapitalization, combination, subdivision, conversion, exchange of shares or similar transaction, the type and number of Option Shares shall be appropriately adjusted and proper provision shall be made in the agreements governing any such transaction, so that Grantee shall receive upon exercise of the Option the number and class of shares, other securities, property or cash that Grantee would have received in respect of Issuer Common Stock if the Option had been exercised in full and the Option Shares had been issued to Grantee immediately prior to such event or the record date therefor, as applicable. Whenever the number of Option Shares is adjusted as provided in this Section 6(b), the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which is equal to the number of Option Shares purchasable prior to the adjustment and the denominator of which is equal to the number of Option Shares purchasable after the adjustment.

               7. Replacement Options. (a) In the event that Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Issuer Common Stock shall be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property or the then outstanding shares of Issuer Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company or
     (iii) to sell or otherwise transfer all or substantially all its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Grantee, of either
     (A) the Acquiring Corporation (as defined below) or (B) any person that controls the Acquiring Corporation.

               (b)  The following terms have the meanings
     indicated:

               (i) "Acquiring Corporation" shall mean (A) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer),
          (B) Issuer in a merger in which Issuer is the continuing or surviving person or (C) the transferee of all or substantially all of Issuer's assets.

               (ii) "Substitute Common Stock" shall mean the common stock issued by the issuer of the Substitute
          Option upon exercise of the Substitute Option.

               (iii) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of the Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that, if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as Grantee may elect.

               (c) The Substitute Option shall have the same terms as the Option, provided that, if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Grantee. The issuer of the Substitute Option (the "Substitute Option Issuer") shall also enter into an agreement with Grantee in substantially the same form as this Agreement, which shall be applicable to the Substitute Option. Without limiting the generality of the foregoing, the provisions of Sections 8, 9, 10, 11 and 12 shall apply with respect to the Substitute Option and any securities for which the Substitute Option becomes exercisable with the same effect as if all references to "Issuer" in such Sections were references to "Substitute Option Issuer", all references to "Issuer Common Stock" were references to "Substitute Common Stock", all references to the "Option" were references to the "Substitute Option" and all references to "Option Shares" were references to "Substitute Option Shares".

               (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the then-current Applicable Price (as defined in Section 8(c)) multiplied by the number of shares of Issuer Common Stock for which the Option is then exercisable, divided by the then-current Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction in which the numerator is the number of shares of Issuer Common Stock for which the Option is then exercisable and the denominator is the number of shares of the Substitute Common Stock for which the Substitute Option is exercisable.

               (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to the exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to such exercise but for the limitation in this paragraph (e), the Substitute Option Issuer shall make a cash payment to Grantee equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this paragraph (e) over (ii) the value of the

     Substitute Option after giving effect to the limitation in this paragraph (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by Grantee.

               (f) Issuer shall not enter into any transaction described in Section 7(a) unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

               8. Repurchase at the Option of Grantee. (a) At the request of Grantee at any time during (i) the period during which the Option is exercisable pursuant to Section 3 or (ii) the period of 30 business days immediately following the occurrence of either of the events set forth in clauses (i) and (ii) of the second sentence of Section 3(e) (but solely as to the shares of Issuer Common Stock with respect to which the required approval was not received) (either such period being referred to herein as the "Repurchase Period"), Issuer (or any successor entity thereof) shall repurchase from Grantee (A) the Option (or, in the circumstances set forth in clause (ii) above, that portion thereof relating to shares of Issuer Common Stock with respect to which required approvals were not received) unless the Option has expired or been terminated in accordance with the terms hereof and (B) all Option Shares purchased by Grantee pursuant hereto with respect to which Grantee then has beneficial ownership. The date on which Grantee exercises its rights under this Section 8 is referred to as the "Request Date". Such repurchase shall be at an aggregate price (the "Section 8 Repurchase Consideration") equal to the sum of:

               (1) the aggregate exercise price paid by Grantee for any Option Shares acquired with respect to which Grantee then has beneficial ownership;

               (2) the excess, if any, of (x) the Applicable Price for shares of Issuer Common Stock over (y) the Option Price, with such excess multiplied by the number of Option Shares with respect to which the Option has not been exercised; and

               (3) the excess, if any, of (x) the Applicable Price over (y) the Option Price paid (or, in the case of Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by Grantee for each Option Share with respect to which the Option has been exercised, with such excess multiplied by the number of such Option Shares.

               (b)  If Grantee exercises its rights under this
     Section 8, Issuer shall, within 10 business days after the Request Date, pay the Section 8 Repurchase Consideration to Grantee in immediately available funds, and Grantee shall surrender to Issuer the Option and the certificates evidencing the shares of Issuer Common Stock purchased thereunder with respect to which Grantee then has beneficial ownership, and Grantee shall warrant that it has sole record and beneficial ownership of such shares and that the same are then free and clear of all Liens. Notwithstanding the foregoing, to the extent that prior notification to or approval of the Federal Reserve or other Governmental Entity is required in connection with the payment of all or any portion of the Section 8 Repurchase Consideration, Issuer shall deliver from time to time that portion of the
     Section 8 Repurchase Consideration that it is not then so prohibited from paying and shall promptly file the required notice or application for approval and shall expeditiously process the same (and Grantee shall cooperate with Issuer in the filing of any such notice or application and the obtaining of any such approval), and the period of time that otherwise would run pursuant to the preceding sentence for the payment of the portion of the Section 8 Repurchase Consideration requiring such notification or approval shall run instead from the date on which, as the case may be,
     (i) any required notification period has expired or been terminated or (ii) such approval has been obtained and, in either event, any requisite waiting period shall have passed. If the Federal Reserve or any other Governmental Entity disapproves of any part of Issuer's proposed repurchase pursuant to this Section 8, Issuer shall promptly give notice of such fact to Grantee and redeliver to Grantee the Option Shares it is then prohibited from repurchasing, and Grantee shall have the right to exercise the Option as to the number of Option Shares for which the Option was exercisable at the Request Date less the number of shares as to which payment has been made pursuant to Section 8(a)(2); provided that if the Option shall have terminated prior to the date of such notice or shall be scheduled to terminate prior to the date of such notice or shall be scheduled to terminate at any time before the expiration of a period ending on the 30th business day after such date, Grantee shall nonetheless have the right so to exercise the Option or exercise its rights under Section 10 until the expiration of such period of 30 business days. Notwithstanding anything herein to the contrary, Grantee shall be entitled to exercise its right under this Section 8 on only one occasion.

               (c)  For purposes of this Agreement, the
     "Applicable Price" means the highest of (i) the highest price per share at which a tender offer or exchange offer has been made for shares of Issuer Common Stock after the date hereof and on or prior to the Request Date (or any other applicable determination date), (ii) the price per share to be paid by any third party for shares of Issuer Common Stock or the consideration per share to be received by holders of Issuer Common Stock, in each case pursuant to an agreement with Issuer for a merger or other business combination entered into on or prior to the Request Date (or any other applicable determination date), (iii) the highest price per share paid by any third party to acquire from a stockholder of Issuer, in one transaction or in a series of related transactions, an aggregate amount of Issuer Common Stock of 5% or more of the outstanding Issuer Common Stock or (iv) the highest bid price per share of Issuer Common Stock as quoted on the Nasdaq over-the-counter quotations system or, if not so quoted, on the principal trading market on which such shares are traded as reported by a recognized source during the 60 business days preceding the Request Date (or any other applicable determination date). If the consideration to be offered, paid or received pursuant to a transaction described in either clause (i) or (ii) above shall be other than cash, the value of such consideration shall be determined in good faith by an independent nationally recognized investment banking firm selected by Grantee and reasonably acceptable to Issuer, which determination shall be conclusive for all purposes of this Agreement.

               9.  Repurchase at the Option of Issuer.
     (a) Except to the extent that Grantee shall have previously exercised its rights under Section 8, at the request of Issuer during the six-month period commencing 15 months following the first occurrence of a Triggering Event, Issuer may repurchase from Grantee, and Grantee shall sell to Issuer, all (but not less than all) the shares of Issuer Common Stock acquired by Grantee pursuant hereto and with respect to which Grantee has beneficial ownership at the time of such repurchase at a price equal to the greater of
     (i) 110% of the Current Market Price (as defined below) or
     (ii) the sum of (A) the Option Price in respect of the shares so acquired and (B) Grantee's pre-tax per share carrying cost (as defined below), multiplied in the case of either clause (i) or (ii) above by the number of shares so acquired (the "Section 9 Repurchase Consideration"); provided that Grantee, within 30 days following Issuer's notice of its intention to purchase shares pursuant to this
     Section 9, may deliver an Offeror's Notice (as defined in Section 11) pursuant to Section 11, in which case the provisions of Section 11 and not those of this Section 9 shall control; and provided further that Issuer's rights under this Section 9 shall be suspended (with any such rights being extended accordingly) during any period when the exercise of such rights would subject Grantee to liability pursuant to Section 16(b) of the Exchange Act by reason of Grantee's purchase of shares of Issuer Common Stock pursuant to this Agreement.

               (b)  If Issuer exercises its rights under this
     Section 9 and Grantee does not deliver an Offeror's Notice or Grantee does not sell the shares to a third party pursuant thereto, Issuer shall, within 10 business days after the expiration of the 30-day period referred to in paragraph (a) above or, if applicable, upon abandonment of the transaction covered by the Offeror's Notice, pay the
     Section 9 Repurchase Consideration in immediately available funds, and Grantee shall surrender to Issuer the certificates evidencing the shares of Issuer Common Stock purchased hereunder with respect to which Grantee then has beneficial ownership, and Grantee shall warrant that it has sole record and beneficial ownership of such shares and that the same are then free and clear of all Liens.

               (c) As used herein, (i) "Current Market Price" means the average closing bid price per share of Issuer Common Stock as quoted on the Nasdaq over-the-counter quotations system or, if not so quoted, on the principal trading market on which such shares are traded as reported by a recognized source for the 10 business days preceding the date of the Issuer's request for repurchase pursuant to this Section 9 and (ii) "Grantee's pre-tax per share carrying cost" shall be the amount equal to the interest on the aggregate Option Price paid for the shares of Issuer Common Stock purchased from the date of purchase to the date of repurchase at the rate of interest announced by Parent's New York branch as its prime or base lending or reference rate during such period, less any dividends received on the shares so purchased, divided by the number of shares so purchased.

               10. Registration Rights; Listing. (a) Issuer shall, if requested by Grantee at any time and from time to time (i) within three years of the first exercise of the Option or (ii) for 30 business days following the occurrence of either of the events set forth in clauses (i) and (ii) of the second sentence of Section 3(e) or receipt by Grantee of official notice that an approval of the Federal Reserve or any other Governmental Entity required for a repurchase as contemplated by Section 8(b) would not be issued or granted (but solely as to the shares of Issuer Common Stock or portion of the Option with respect to which the required approval was not received), as expeditiously as practicable prepare and file up to two registration statements under the Securities Act if necessary in order to permit the sale or other disposition of the shares of Issuer Common Stock or other securities that have been acquired by or are issuable to Grantee upon exercise of the Option in accordance with the intended method of sale or other disposition stated by Grantee, including a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision. Issuer shall use its best efforts to cause each such registration statement to become effective and to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition. Issuer shall also use its best efforts to qualify such shares or other securities under any applicable state securities laws. Grantee agrees to use all reasonable efforts to cause, and to cause any underwriters or agents of any sale or other disposition to cause, any sale or other disposition pursuant to such registration statement to be effected on a widely distributed basis so that upon consummation thereof no purchaser or transferee shall own beneficially more than 2% of the then outstanding voting power of Issuer. In the event that Grantee requests Issuer to file a registration statement following the failure to obtain a required approval for an exercise of the Option as described in Section 3(e), the closing of the sale or other disposition of Issuer Common Stock or other securities pursuant to such registration statement shall occur substantially simultaneously with the exercise of the Option, and Grantee shall be entitled to cause the Option Shares to be issued directly to the underwriters or agents named in such registration statement. The obligations of Issuer hereunder to file a registration statement and to maintain its effectiveness may be suspended for one or more periods of time that do not exceed 60 days in the aggregate for all such periods if the Board of Directors of Issuer shall have determined that the filing of such registration statement or the maintenance of its effectiveness would require disclosure of nonpublic information that would materially and adversely affect Issuer. Any registration effected under this Section 10 shall be at Issuer's expense, except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of Grantee's counsel related thereto. Grantee shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by Grantee in connection with any such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares or other securities, but only to the extent of obligating itself in respect of representations, warranties, covenants, indemnities, contribution and other agreements customarily included in such underwriting agreements for the issuer. If, during the time periods referred to in the first sentence of this
     Section 10, Issuer effects a registration under the Securities Act of Issuer Common Stock for its own account or for any other stockholders of Issuer (other than on Form S-4 or S-8, or any successor form), it shall allow Grantee the right to participate in such registration, and such participation shall not affect the obligation of Issuer to effect two registration statements for Grantee under this
     Section 10; provided that, if the managing underwriters of such offering advise Issuer in writing that in their opinion the number of shares of Issuer Common Stock requested to be included in such registration exceeds the number which can be sold in such offering, Issuer shall include the shares requested to be included therein by Grantee pro rata with the shares intended to be included therein by Issuer or other stockholders, taken as a single group.

               (b)  If Issuer Common Stock or any other
     securities to be acquired upon exercise of the Option are then listed on a national or regional securities exchange or quoted on a national or regional quotation system, Issuer, upon request of Grantee, shall use its best efforts to make any filings and obtain any approvals necessary in order to cause the Option Shares or other securities acquired upon exercise of the Option to be so listed or quoted.

               11. First Refusal. At any time after the first occurrence of a Triggering Event and prior to the later of
     (a) expiration of 24 months immediately following the first purchase of shares of Issuer Common Stock pursuant to the Option and (b) the termination of the Option pursuant to

     Section 3(a), if Grantee shall desire to sell, assign, transfer or otherwise dispose of all or any of the shares of Issuer Common Stock or other securities acquired by it pursuant to the Option, it shall give Issuer written notice of the proposed transaction (an "Offeror's Notice"), identifying the proposed transferee, accompanied by a copy of a binding offer to purchase such shares or other securities from such transferee and setting forth the terms of the proposed transaction. An Offeror's Notice shall be deemed an offer by Grantee to Issuer, which may be accepted within 10 business days of the receipt of such Offeror's Notice, on the same terms and conditions and at the same price at which Grantee is proposing to transfer such shares or other securities to such transferee. The purchase of any such shares or other securities by Issuer shall be settled within 10 business days of the date of the acceptance of the offer and the purchase price shall be paid to Grantee in immediately available funds; provided that, if prior notification to or approval of the Federal Reserve or any other Governmental Entity is required in connection with such purchase, Issuer shall promptly file the required notice or application for approval and shall expeditiously process the same (and Grantee shall cooperate with Issuer in the filing of any such notice or application and the obtaining of any such approval) and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (i) any required notification period has expired or been terminated or (ii) such approval has been obtained and, in either event, any requisite waiting period shall have passed. In the event of the failure or refusal of Issuer to purchase all the shares or other securities covered by an Offeror's Notice or if the Federal Reserve or any other Governmental Entity disapproves Issuer's proposed purchase of such shares or other securities, Grantee may, within 60 days from the date of the Offeror's notice (subject to any necessary extension for regulatory notification, approval or waiting periods), sell all, but not less than all, of such shares or other securities to the proposed transferee at no less than the price specified, and on terms no more favorable than those specified, in the Offeror's Notice. The requirements of this Section 11 shall not apply to (A) any disposition as a result of which the proposed transferee would own beneficially not more than 2% of the outstanding voting power of Issuer, (B) any disposition of Issuer Common Stock or other securities by a person to whom Grantee has assigned its rights under the Option with the consent of Issuer,
     (C) any sale by means of a public offering registered under the Securities Act in which steps are taken to reasonably assure that no purchaser will acquire securities representing more than 2% of the outstanding voting power of Issuer or (D) any transfer to Sub or to any other wholly owned subsidiary of Parent that agrees in writing to be bound by the terms hereof.

               12. Division of Option. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Issuer Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any Stock Option Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft, or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed, or mutilated shall at any time be enforceable by anyone.

               13. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement or the Option shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Grantee may assign in whole or in part its rights and obligations hereunder to Sub or to any other direct or indirect wholly owned subsidiary of Grantee without the consent of Issuer. Subject to the preceding sentence, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

               14. Further Assurances. Each party hereto will use its best efforts to make all filings with, and to obtain consent of, all third parties and governmental authorities necessary or advisable to the consummation of the transactions contemplated by this Agreement, including applying to the Federal Reserve under the BHC Act for approval to acquire the shares issuable hereunder. In the event of any exercise of the Option by Grantee, Issuer, Grantee and Sub shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary or advisable in order to consummate the transactions provided for by such exercise.

               15. Specific Performance. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through specific performance, injunctive relief or other equitable relief. This provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

               16.  Severability.  If any term, provision,
     covenant or restriction contained in this Agreement is held by a court or a Federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that Grantee is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 8, the full number of Option Shares provided in Section 1(a) hereof (as adjusted pursuant to Section 6), it is the express intention of Issuer to allow Grantee to acquire or to require Issuer to repurchase such lesser number of Option Shares as may be permissible without any amendment or modification hereof.

               17. Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in the manner and to the addresses specified in accordance with Section 8.02 of the Merger Agreement.

               18.  Governing Law.  This Agreement shall be
     governed by and construed in accordance with the laws of the State of Michigan without regard to any applicable principles of conflicts of laws.

               19. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

               20. Expenses. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

               21. Limitation on Maximum Gain. Notwithstanding anything to the contrary contained herein or in the Merger Agreement, the aggregate amount of gain realized by Grantee pursuant to this Stock Option Agreement from Issuer (or the Substitute Option Issuer), when added to the Termination Fee (as defined in Section 5.07(b) of the Merger Agreement), if any, received by Grantee pursuant to such Section 5.07(b), shall not in the aggregate exceed U.S. $75,000,000, and, in the event Grantee realizes gain in excess of such amount hereunder from Issuer (or the Substitute Option Issuer) or under the Termination Fee, Grantee hereby undertakes promptly to pay back to Issuer, by wire transfer of immediately available funds, the amount of such excess.

               22. Waiver and Amendment. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

               23.  Entire Agreement; No Third-Party
     Beneficiaries. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement (and the Merger Agreement and the other documents and instruments referred to herein and therein) contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

               IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the day and year first above written.


                                   NATIONAL AUSTRALIA BANK
                                   LIMITED A.C.N. 004044937,

                                     by
                                     /s/ Bruce S. McComish
                                       ------------------------
                                       Name: Bruce S. McComish
                                       Title: Chief Financial
                                              Officer


                                   MNC ACQUISITION CO.

                                     by
                                     /s/ Bruce S. McComish
                                     -------------------------
                                     Name: Bruce S. McComish
                                     Title: Chairman, President
                                            and Chief Executive
                                            Officer


                                   MICHIGAN NATIONAL CORPORATION

                                     by
                                     /s/ Robert J. Mylod
                                     ----------------------------
                                     Name: Robert J. Mylod
                                     Title: Chairman and Chief
                                            Executive Officer